MEMBERSHIP INTEREST PURCHASE AGREEMENT

BETWEEN:

OSISKO DEVELOPMENT CORP.

- and -

OSISKO UTAH LLC

- and -

IG TINTIC LLC

DATED AS OF

January 24, 2022

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SCHEDULE 1.1A COMPANY BUDGET

SCHEDULE 1.1B NSR AGREEMENT

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of January 24, 2022,

BETWEEN:

IG TINTIC LLC, a limited liability company existing under the laws of the St. Kitts & Nevis

("Vendor")

AND:

OSISKO UTAH LLC, a limited liability company existing under the laws of the State of Delaware

(the "Purchaser")

AND:

OSISKO DEVELOPMENT CORP., a body corporate existing under the federal laws of Canada

("Osisko")

RECITALS:

A. the Vendor is the registered and beneficial owner of (i) 75% of the membership interests in Tintic Consolidated Metals LLC (the "Company"), and (ii) the Vendor Loan (as defined below);

B. the Company is in the business of owning and operating certain mining district assets in the State of Utah (the "Business") and holds its Assets (as defined below) pursuant to (i) that certain Framework Agreement dated April 25, 2019 by and among Chief Consolidated Mining Company ("CCMC"), the Vendor and the Company (the "Framework Agreement"), and (ii) the amended and restated limited liability company operating agreement of the Company dated as of June 13, 2019 and amended on February 11, 2020 (the "JV Agreement") between the Vendor and CCMC;

C. the Purchaser is a wholly-owned subsidiary of Osisko; and

D. the Purchaser wishes to purchase from the Vendor, and the Vendor wishes to sell to the Purchaser, on the terms and conditions set out in this Agreement, (i) the Purchased Company Interests (as defined below) and (ii) the Vendor Loan (collectively, the "Acquisition").

NOW THEREFORE, in consideration of the respective covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties (as defined below) agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

Whenever used in this Agreement, the Purchaser Disclosure Letter or the Vendor Disclosure Letter, the following terms have the following meanings:

"Accounts Receivable" means all accounts receivable of the Company, whether due or accruing due or recorded or unrecorded, to the extent relating to goods or services provided by or on behalf of the Company prior to the Closing Time, calculated in accordance with GAAP;

"Acquisition" has the meaning set out in Recital D;

"Acquisition Proposal" has the meaning set out in Section 12.5(a);

"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person, and for the purpose of this definition, "control" (including the correlative meanings, "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise;

"Agreement" has the meaning set out on the first page of this Agreement;

"Ancillary Agreements" means, collectively, the NSR Agreement and each such agreement that the Parties, each acting reasonably, deem necessary to effect the Acquisition;

"Anti-Corruption Laws" means: (a) the Corruption of Foreign Public Officials Act (Canada); (b) the Foreign Corrupt Practices Act of 1977 of the United States of America; (c) the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; and (d) such other anti- corruption or anti-bribery laws, regulations or requirements applicable to the Company;

"Anti-Money Laundering Laws" means the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Company is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

"Applicable Securities Laws" means the securities legislation in (a) the United States, including the U.S. Securities Act, and (b) each province of Canada, including all rules, regulations, published policy statements and blanket orders thereunder or issued by one or more of the Canadian securities regulatory authorities;

"Applicable Share Price" the meaning set out in Section 2.5(c);

"Approved Expenditures" has the meaning set out in Section 6.15;

"Approved Expenditures Convertible Loan Agreement" has the meaning set out in Section 6.15;

"Approved Expenditures Loan" has the meaning set out in Section 6.15;

"Arm's Length" has the meaning ascribed to the term "arm's length" in the Tax Act;

"Assets" means all of the Company's property and assets of every nature and kind, wherever located;

"Authorization" means, with respect to any Person, any order, certificate, approval, consent, waiver, license, permit (including Environmental Permits), registration, clearance, qualifications or similar authorization of or by any Governmental Authority having jurisdiction over such Person;

"Benefit Plans" means the Company benefits guide for the period beginning April 1, 2021 and ended March 31, 2022 and the Company policy handbook;

"Buildings and Fixtures" means all buildings, structures and systems used in any building or structure, and fixtures located on any Leased Premises or Owned Property;

"Business" has the meaning set out in Recital B;

"Business Day" means any day other than a day which is a Saturday, a Sunday or a day on which banks in Montreal, Quebec and Salt Lake City, Utah are generally not open for business;

"Cariboo Gold Project" means the property generally known as the "Cariboo Project" located in the Cariboo Mining District in east-central British Columbia, and as further described in the Cariboo Technical Report;

"Cariboo Technical Report" means the report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" dated October 5, 2020 (effective date of October 5, 2020) and prepared by InnovExplo Inc.;

"CCMC" has the meaning set out in Recital B;

"CCMC Acquisition" means the acquisition of the equity interests of CCMC by the Osisko Parties or an Affiliate of the Osisko Parties;

"CCMC Waiver" means a written waiver of CCMC's right pursuant to Section 20.4 of the JV Agreement, in a form satisfactory to the Vendor and the Osisko Parties, each acting reasonably;

"Closing" has the meaning set out in Section 8.1;

"Closing Cash Consideration" has the meaning set out in Section 2.3(a)(ii);

"Closing Date" means the later of (a) the date that is five Business Days following the day on which the last of the conditions to Closing as set out in Article 7 has been satisfied or waived by the appropriate Party, or (b) such earlier or later date as the Parties may agree upon in writing, but in any event not later than the Outside Date;

"Closing Time" means the time on the Closing Date at which the Closing occurs;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"commercially reasonable efforts" means the efforts that a prudent Person would use to achieve a business result expeditiously and as cost efficiently as possible in similar circumstances;

"Company" has the meaning set out in Recital A;

"Company Budget" means the budget of Company Budgeted Expenditures attached as Schedule 1.1A hereto;

"Company Budgeted Expenditures" means the capital expenditures to be incurred by the Company for the benefit of the Purchaser prior to Closing as set out in the Company Budget and agreed to by the Parties;

"Company Governance Documents" means, collectively, the Framework Agreement, the JV Agreement, the charter of the Company and the by-laws of the Company;

"Company Inception Date" means April 26, 2019;

"Company Indebtedness" means Indebtedness of the Company, other than items incurred in the Ordinary Course as set out in Section 3.16 of the Vendor Disclosure Letter;

"Company Interests" means the membership interests of the Company;

"Company Mineral Rights" has the meaning set out in Section 3.28(i)(i);

"Company Properties" has the meaning set out in Section 3.28(e);

"Company Records" has the meaning set out in Section 3.10;

"Concession" means any mining concession, claim, lease, license, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which the Company owns or has a right or option to acquire or use;

"Condition" means, with respect to any Person, the condition (financial or otherwise) of the assets, liabilities, operations, activities, earnings, prospects, affairs and financial position of that Person;

"Confidential Information" means any information pertaining to or concerning the Business, the Assets, the Company, Osisko, the Purchaser, or the Vendor or their respective Affiliates, including, any and all information relating to their respective businesses, affairs, finances, opportunities, projections, customers, suppliers, assets, Liabilities, operations and internal practices, including all: (a) accounting and financial information; (b) all Intellectual Property; (c) corporate, commercial, strategic, regulatory and legal information; and (d) all other information which, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential, except that, "Confidential Information" does not include information that: (x) is or was independently developed by a Party or its Representatives without the use of any Confidential Information; (y) is publicly available, other than as a result of a disclosure in contravention of this Agreement or, to the knowledge of a Party or its Representatives, an otherwise improper disclosure; and (z) is made available to a Party or its Representatives on a non-confidential basis from a Third Party, which to the knowledge of such Party or its Representatives, is not subject to an obligation of confidentiality to the other Party in relation to such information;

"Confidentiality Agreement" means the Confidentiality Agreement dated March 22, 2021 between the Vendor and Osisko;

"Consideration Shares" has the meaning set out in Section 2.3(a)(iii);

"Contract" means any oral or written contract, agreement, arrangement, indenture, transaction, lease, license, permission, deed of trust, sales order, purchase order, instrument, understanding, undertaking or other commitment;

"Conversion Rate" means, in relation to the conversion of one currency to United States dollars, the spot rate of exchange for such conversion as quoted by the Federal Reserve at the close of business on the Business Day that such conversion is to be made;

"Credited Expenditures" means the Company Budgeted Expenditures in an amount up to $300,000 that the Parties agree were expended by the Company for the benefit of the Osisko Parties prior to the date of this Agreement, all as set out in the Company Budget;

"Credited Gold Value" means the amount in United States dollars equal to the value of the quantity of ounces of gold mined from the Trixie Mine that is either contained in carbon columns or existing as dore and undergoing processing at either [...***…]1 or at […***…]2 as of the date of this Agreement;

"Credited Metals Payment" means the amount that is the lesser of: (i) product of (A) the Credited Metals Value multiplied by (B) 0.75; and (ii) $2,000,000;

"Credited Metals Statement" means a detailed statement delivered by the Vendor to the Osisko Parties no later than five Business Days prior to Closing setting forth the Credited Metals Payment and Credited Metals Value and the calculation thereof with reference to applicable final invoices from [...***…]3 and […***…]4;

"Credited Metals Value" means the amount that is the sum of (i) the Credited Gold Value and (ii) the Credited Silver Value.

"Credited Silver Value" mean the amount in United States dollars equal to the value of the quantity of ounces of silver mined from the Trixie Mine that is either contained in carbon columns or existing as dore and undergoing processing at either […***…]5 or at [...***…]6 as of the date of this Agreement;

"Data Room" means the electronic documentation site for the Company established by the Vendor and the contents thereof as of three (3) Business Days prior to the date hereof.

"Deposit" means $250,000 paid in cash by Osisko to the Vendor as a non-refundable deposit pursuant to the terms of the Letter of Intent;

____________________________________
1 Competitive Information - Identifying Information.

2 Competitive Information - Identifying Information.

3 Competitive Information - Identifying Information.

4 Competitive Information - Identifying Information.

5 Competitive Information - Identifying Information.

6 Competitive Information - Identifying Information.

"Direct Claim" means a claim for indemnification which originates pursuant to this Agreement and does not involve a Third Party Claim;

"Dispute" has the meaning set out in Section 12.4;

"DOGM" means the Utah Division of Oil, Gas and Mining;

"Encumbrances" means any pledge, lien (statutory or otherwise), charge, security interest, sublicense (in respect of real property), sublease (in respect of real property), title retention agreement, option, privilege, preferential right to purchase, right of first refusal or first offer, royalty, interest in the production or profits from any asset, back-in rights, earn-in rights, deed of trust, mortgage, hypothec, right or restriction, or other similar interest or instrument charging, or creating a security interest in, or against title, easement, permit, servitude or right-of-way (registered or unregistered), whether contingent or absolute, which affects, by way of conflicting ownership interest or otherwise, the right, title or interest in any the assets of a Person and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Environment" means the natural components of the earth and includes: (a) air, land and water;

(b) all layers of the atmosphere; (c) all organic and inorganic matter and living organisms; and (d) the interacting natural systems that include components referred to in subsections (a) to (c) of this definition;

"Environmental Laws" means all Laws, statutes, regulations, ordinances, by-laws, guidelines, standards and codes, now or hereafter in force or existence in Canada or the United States and elsewhere (whether federal, provincial, territorial, state, municipal or local, including any requirement or obligation under the common law), relating to the protection and preservation of the Environment, occupational health and safety, product safety, product liability, or the manufacture, processing, treatment, use, sale, handling, storage, discharge, disposal, Release or transportation of Hazardous Substances and any and all decommissioning, abandonment or reclamation obligations imposed at any time in connection with a facility;

"Environmental Permits" includes all orders, permits, certificates, approvals, consents, registrations and licenses issued by any Governmental Authority under Environmental Laws;

"Financial Statements" means (i) the audited financial statements of the Company as at and for the fiscal year ended December 31, 2020 and period from April 26, 2019 (inception) through December 31, 2019; and (ii) the unaudited interim financial statements of the Company as at and for the nine months ended September 30, 2021, copies of which are set out in Section 3.13 of the Vendor Disclosure Letter;

"Framework Agreement" means the meaning set out in Recital B;

"GAAP" means United States generally accepted accounting principles, in effect from time to time, including the statements and interpretations of the United States Financial Accounting Standards Board, consistently applied;

"Government Assistance Programs" has the meaning set out in Section 3.48;

"Governmental Authority" means any: (a) multinational, national, federal, provincial, territorial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, ministry, tribunal, bureau, agency or instrumentality, domestic or foreign; (b) subdivision or authority of any of the foregoing; (c) stock-exchange; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any waste, material, or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant or that is regulated, listed, defined, designated, prohibited, or classified, or otherwise determined to be, as such under or pursuant to any Environmental Law, including any mixture or solution thereof, and including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substance, explosives, polychlorinated biphenyl, chlorinated solvents, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, urea-formaldehyde insulation, petroleum and all derivatives thereof or synthetic substitutes thereof. Asbestos or asbestos-containing materials, cyanide or cyanide-containing compounds and any other material, substance pollutant or contaminant that could result in lability under, any applicable Environmental Law;

"Indebtedness" means, with respect to any Person: (a) all indebtedness for borrowed money, including all accrued but unpaid interest, penalties, fees and prepayment premiums; (b) all indebtedness owing to Related Parties, including the Vendor; (c) all bank loans and indebtedness owed under any line of credit, credit agreement or facility or evidenced by any note, debenture, bond, mortgage or similar instrument; (d) all capitalized lease obligations; (e) all obligations issued or assumed as the deferred purchase price of property or services (including all obligations under any acquisition agreements for any earn-out, note payable or other contingent payment); (f) all obligations under any currency or interest rate swap, hedge or similar agreement or arrangement (determined as if such instrument were terminated as of the Closing Date); (g) all guarantees of obligations of another Person of the type described in clauses (a) to (f) of this definition; and (h) all unfunded Liabilities under any Benefit Plans;

"Indemnified Party" means any of the Vendor' Indemnified Parties or the Purchaser's Indemnified Parties that has indemnification rights or benefits under this Agreement;

"Indemnifying Party" means, in relation to an Indemnified Party, a Party that is required to indemnify such Indemnified Party under this Agreement;

"Indigenous" means any indigenous Person(s), tribe(s) and/or band(s), in any other country, state or territory, in each case as such term is defined or accepted under applicable Laws;

"Indigenous Claims" means any claims, assertions or demands, written or oral, whether proven or unproven, made by any Indigenous, or any representatives thereof, in respect of asserted or proven Indigenous rights affecting all or any portion of the conduct of the operations or the ownership, possession, control or management of the assets and properties associated with the Company Properties or the Company Mineral Rights;

"Intellectual Property" means any and all industrial or intellectual property (whether foreign or domestic, registered or unregistered) owned by a Person, licensed to a Person, or used, held for use or practiced in the operation, conduct or maintenance of the business of a Person, as it is currently and has historically been operated, conducted or maintained, including all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; and rights related to each of the foregoing;

"Interim Period" means the period from and including the date of this Agreement and ending as at the Closing Time;

"Inventory" has the meaning set out in Section 3.44;

"JV Agreement" has the meaning set out in Recital B;

"Labour Representatives" has the meaning set out in Section 3.39;

"Laws" means the general principles of applicable common law, civil law and equity, and all applicable: (a) laws, statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws; (b) regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority; and (c) to the extent they have the force of law, any policies, guidelines and notices of any Governmental Authority, whether binding on or affecting the Person referred to in the context in which the word is used;

"Leased Concessions" has the meaning set out in Section 3.28(i)(i);

"Leased Premises" has the meaning set out in Section 3.28(e);

"Legal Proceeding" means any litigation, action, suit, dispute, investigation, inquiry, audit, complaint, claim, demand, arbitration or legal, administrative or other similar matter or proceeding, including by any Governmental Authority, and includes any appeals or applications for review;

"Letter of Intent" means the letter of intent dated November 29, 2021 between the Vendor and Osisko, as may from time to time be amended or extended;

"Liabilities" means any liabilities or obligations of any kind, character or description, whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, joint and several, due or to become due, vested or unvested, executory, determined, determinable or otherwise;

"Lock-Up Agreements" has the meaning set out in Section 6.11;

"Lock-Up Members" has the meaning set out in Section 6.11;

"Losses" means any losses, damages, Liabilities, injuries, costs, penalties, fines, awards or expenses (including legal fees on a full indemnity basis, disbursements and expenses incurred in relation to any Legal Proceeding) of any nature or kind whatsoever;

"Material Adverse Change" means any change, effect, fact, circumstance, occurrence or event that, individually or in the aggregate, is, or could reasonably be expected to be, materially adverse to the business, operations, assets, properties, cash flow, earnings, Liabilities, capitalization, condition (financial or otherwise) or prospects of the Company, or that could, or could reasonably be expected to, prevent, materially delay or materially impair the ability of a Party to consummate the Acquisition;

"Material Contracts" has the meaning set out in Section 3.31;

"Member List" has the meaning set out in Section 2.5(b);

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"No Registration Confirmation" has the meaning set out in Section 2.5(b);

"Notice" has the meaning set out in Section 12.8(a);

"NSR" means a 1% net smelter returns royalty over production from the Assets of the Company, to be granted by the Company to the Purchaser and assigned by the Purchaser to the Vendor in accordance with Section 2.3(a)(iv);

"NSR Agreement" means the net smelter returns royalty agreement to be entered into between the Company and the Purchaser prior to the Closing, providing for the NSR, which agreement shall also include an option in favour of the Company to repurchase one-half of the NSR (being 0.5% of net smelter returns) for $7,500,000 in cash for a period of up to five years from the Closing Date, in the form attached as Schedule 1.1B to this Agreement;

"Ordinary Course" means with respect to an action taken by any Person, that such action is consistent in nature and scope with the past practices of such Person, and is taken in the ordinary course of the normal day-to-day operations of the business of such Person, provided that any such action is also consistent with customary industry standards;

"Osisko" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Osisko Convertible Loan" means the $5,000,000 loan advanced by Osisko to the Vendor pursuant to the Osisko Convertible Loan Agreement;

"Osisko Convertible Loan Agreement" means the convertible loan agreement dated August 31, 2021 between Osisko and the Vendor;

"Osisko Convertible Loan Release" has the meaning set out in Section 2.3(a)(v);

"Osisko Employee Plans " has the meaning set out in Section 4.26;

"Osisko Financial Statements" means the audited consolidated financial statements of Osisko for the financial years ended December 31, 2020 and 2019 and the notes thereto and the report by Osisko's auditors thereon, and the unaudited interim financial statements of Osisko for the three and nine months ended September 30, 2021 and 2020 and the notes thereto and in each case the related management's discussion and analysis;

"Osisko Material Contracts" has the meaning set out in Section 4.24;

"Osisko Parties" means Osisko and the Purchaser;

"Osisko Properties" means the Cariboo Gold Project and all other Concessions, together with any operating licences, permits, assets and other property, owned by Osisko or the Osisko Subsidiaries;

"Osisko Reclamation Bonds" has the meaning set out in Section 4.29;

"Osisko Shares" means common shares in the capital of Osisko;

"Osisko Subsidiaries" means 7778953 Canada Inc., 7778961 Canada Inc., Coulon Mines Inc., Sapuchi Minera Holdings Two B.V., Sapuchi Minera, S. de R.L. de C.V.; Barkerville Gold Mines Ltd., 0847423 BC Ltd., Bethlehem Resources (1996) Corporation, Williams Creek Gold Limited,

"Outside Date" means May 31, 2022 or such other date as the Parties may agree in writing;

"Owned Concessions" has the meaning set out in Section 3.28(i)(i);

"Parties" means each of the Osisko Parties and the Vendor;

"Pension Plan" means each Company Benefit Plan that is an "employee pension benefit plan," within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (ERISA);

"Permitted Encumbrances" means: (a) statutory Encumbrances for current Taxes that are not yet due and payable as of the Closing Date; (b) Encumbrances imposed by Law (such as builder's liens, construction liens, repairmen's liens and materialmen's liens) that (i) arise or are incurred in the Ordinary Course to secure amounts that are not yet due and payable as of the Closing Date; and (ii) do not exceed $50,000 in the aggregate; and (c) such Encumbrances listed and described in Section 3.25 of the Vendor Disclosure Letter;

"Person" includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, trust, trustee, executor, administrator, legal personal representative, estate, government, Governmental Authority and any other form of entity or organization, whether or not having legal status;

"Personal Information" means the type of information regulated by Privacy Laws and collected, used or disclosed by the Company, including information such as an individual's address, age, gender, income, family status, citizenship, assets, Liabilities, credit information, personal references and health records, but does not include the name, title, business address or telephone number of an employee;

"Personal Property Leases" has the meaning set out in Section 3.26(c);

"Privacy Laws" means all applicable Laws including the Personal Information Protection and Electronic Documents Act (Canada) relating to the collection, use, disclosure and storage of personal information including information such as an individual's address, age, gender, income, family status, citizenship, assets, Liabilities, credit information, personal references and health records, but does not include the name, title, business address or telephone number of an employee);

"Public Disclosure Record" means, collectively, all of the documents which have been filed by or on behalf of Osisko on or after November 23, 2020 and prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Applicable Securities Laws and all other documents filed on Osisko's SEDAR profile at www.sedar.com on or after November 23, 2020;

"Purchase Price" has the meaning set out in Section 2.2;

"Purchased Company Interests" means 75% of the outstanding membership interests of the Company, which are further described in Section 3.7 of the Vendor Disclosure Letter;

"Purchaser" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Purchaser's Counsel" means Bennett Jones LLP;

"Purchaser Disclosure Letter" means the disclosure letter delivered by the Osisko Parties to the Vendor and dated the date of this Agreement;

"Purchaser's Indemnified Parties" means the Osisko Parties and each of their Affiliates (including from and after the Closing Time, the Company) and their respective successors, assigns, directors, officers, employees and agents or any of them;

"Real Property Leases" has the meaning set out in Section 3.28(e);

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"Reclamation" means the reclamation, restoration or closure, to the satisfaction of the relevant Governmental Authority, of any facility or land utilized in any exploration, mining or processing operation required by any applicable Laws or any Authorization;

"Related Parties" means, in reference to any Person: (a) its Affiliates, successors and permitted assigns; (b) any Person with whom the first Person does not (or is deemed to not) deal at Arm's Length; and (c) its Representatives;

"Release" means any sudden, intermittent or gradual release, spilling, leaking, pumping, addition, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, dumping, depositing, spraying, buring, abandoning, incinerating, seeping, placing or introduction of a Hazardous Substance into the Environment;

"Representatives" means directors, officers, employees, agents, consultants and professional advisors;

"Required Authorizations" has the meaning set out in Section 3.6(a);

"Required Consents" has the meaning set out in Section 3.6(b);

"Schedules" means, collectively, the schedules attached to this Agreement;

"Securities Regulators" means the securities commissions or similar regulatory authorities in each of the Provinces of British Columbia, Alberta and Quebec;

"Tax Act" means the Income Tax Act (Canada);

"Tax Authority" means the United States Internal Revenue Service, Canada Revenue Agency and any other national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

"Tax Representations and Warranties" means the representations and warranties made in Section 3.41 (Tax Matters);

"Tax Returns" means any and all returns, reports, information, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any applicable Law relating to Taxes or in fact filed with any Tax Authority;

"Taxes" means all taxes, assessments, charges, dues, duties, tariffs, rates, imposts, levies and similar charges of any kind levied, assessed or imposed by any Tax Authority, including all income taxes, including any tax on or based upon net income, gross income, income as specially defined, earnings or profits, windfall profits taxes, gross receipts taxes, withholding or similar taxes, branch taxes, surtaxes, sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, carbon taxes or levies, goods and services tax, harmonized sales tax, capital taxes, stamp taxes, occupation taxes, premium taxes, property taxes, occupation taxes, land transfer taxes, mining taxes, environmental taxes, franchise taxes, licence taxes, health taxes, payroll taxes, employment taxes, severance taxes, social security premiums, employment insurance or compensation premiums, Pension Plan premiums, workers' compensation premiums, alternative or add-on minimum taxes, custom duties or charges, together with any interest, penalties or additions thereto and any interest in respect of such penalties or additions, and any liability, including under any agreements or arrangements, for any such amounts imposed by any Tax Authority in respect of the relevant entity with respect to any other Person including any predecessor of or transferor to the relevant entity;

"Termination Fee" has the meaning set forth in Section 11.3;

"Termination Fee Event" has the meaning set forth in Section 11.3;

"Third Party" means any Person other than the Parties and their respective Affiliates;

"Third Party Claim" means any Legal Proceeding that is initiated, instituted or asserted by a Third Party against an Indemnified Party which entitles such Indemnified Party to make a claim for indemnification under this Agreement;

"Trixie Mine" means the gold-silver mine historically associated with the Trixie Shaft and surrounding facilities as described in that certain DOGM Large Mining Permit No. M/049/0062, and includes all mine shafts, drifts, adits, stopes, and other mine workings, tailings ponds, ore stockpiles, waste dumps, and expansions or extensions thereof for the purpose of extracting primarily gold-silver mineralization;

"TSX-V" means the TSX Venture Exchange;

"TSX-V Filings" has the meaning set out in Section 6.8;

"U.S. Accredited Investor" means an "accredited investor", as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

"U.S. Person" has the meaning ascribed to it in Rule 902(k) of Regulation S. Without limiting the foregoing, but for greater clarity a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (v) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by U.S. Accredited Investors who are not natural persons, estates or trusts;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Tax Act" means the United States Internal Revenue Code of 1986, as amended;

"Vendor" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Vendor Disclosure Letter" means the disclosure letter delivered by the Vendor to the Osisko Parties and dated the date of this Agreement;

"Vendor Loan" means, together: (a) the loan made by the Vendor to the Company pursuant to a loan agreement dated as of February 1, 2019, as amended on February 29, 2020, August 7, 2020, September 15, 2020, December 15, 2020 and December 29, 2020 with an outstanding balance of $22,530,741.63 as of the commencement of the date of this Agreement; and (b) the post-conversion unsecured convertible promissory note dated August 15, 2020 held by the Vendor with an outstanding balance of $1,061,044.44 as of the commencement of the date of the Agreement;

"Vendor Loan Amount" means an amount equal to the outstanding amount owing by the Company to the Vendor pursuant to the Vendor Loan as of the commencement of the date of this Agreement, being $23,591,786.07;

"Vendor Members" means registered holders of interests in the Vendor;

"Vendor Pro Rata Interests" has the meaning set out in Section 2.5(b);

"Vendor Loan Release" means a release from […***…]7 in favour of the Company releasing the Company from its obligations to […***…]8 with respect to the post-conversion unsecured convertible promissory note dated […***…]9 held by the Vendor with a principal amount $[…***…]10 and an outstanding balance of $[…***…]11 as of the commencement of the date of the Agreement;

"Vendor Reorganization" means the continuance of the Vendor out of the laws of the St. Kitts & Nevis and its redomiciling as a limited liability company under the laws of the State of Delaware following the date of the Agreement but prior to Closing; and

"Vendor's Counsel" means Osler, Hoskin & Harcourt LLP.

1.2 Knowledge

Where any matter in this Agreement is expressly qualified by reference to the knowledge of the Vendor, such knowledge will be deemed to mean: (a) for matters relating to the Vendor, the actual knowledge of the officers and directors of the Vendor and the knowledge that would have been obtained by any such reasonably prudent person in the position of such Persons following a reasonable due and diligent inquiry

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into the relevant subject matter; and (b) for matters relating to the Company, the actual knowledge of any one or more of Alexander Khersonski, David Sabourin, Matthew Perkins, Stephanie Ashton, Thomas E. Bowens, Roy Durr or Vern Tharp and the knowledge that would have been obtained by any such reasonably prudent person in the position of such Persons following a reasonable due and diligent inquiry into the relevant subject matter. The Vendor confirms that it has made a reasonable due and diligent inquiry of such Persons as they consider necessary and advisable as to the matters that are the subject of the representations, warranties and agreements contained in this Agreement.

1.3 Schedules and Vendor Disclosure Letters

The Schedules, the Purchaser Disclosure Letter and Vendor Disclosure Letter are incorporated into this Agreement and form a part of the Agreement.

1.4 Currency

All dollar amounts referred to in this Agreement are stated in United States currency unless otherwise indicated.

If, in connection with any Legal Proceeding, it becomes necessary to convert any amount due under the Agreement in one currency into United States currency, then the conversion shall be made at the Conversion Rate on the Business Day immediately preceding the date on which such amount is due.

1.5 Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.6 Certain Terms and References

In this Agreement:

(a) the term "including", "includes" and "include" means "including (or includes or include) without limitation";

(b) any reference to a specific Article or Section number refers to the specified Article or Section in this Agreement; and

(c) with respect to calculating a period of time, time periods "within" or "following" which any act is to be done will be calculated by excluding the day on which the period commences and including the day which ends the period, and by extending the period to the next Business Day if the last day of the period is not a Business Day.

1.7 Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa. Words importing the use of any gender include all genders, including the neutral gender "it".

1.8 Statutes

Unless otherwise provided for in this Agreement, any reference to a statute in this Agreement refers to such statute and all rules and regulations made under it, as it or they may have been, or may from time to time be, amended, re-enacted or replaced.

ARTICLE 2

PURCHASE AND SALE TERMS

2.1 Purchase and Sale

Effective at the Closing Time, on the terms and subject to the fulfillment of the conditions in this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor: (a) the Purchased Company Interests, free and clear of all Encumbrances, other than the restrictions on transfer, if any, contained in the Company Governance Documents; and (b) the Vendor Loan, free and clear of all Encumbrances.

2.2 Purchase Price

The total consideration payable by the Purchaser to the Vendor for the sale of the Purchased Company Interests and the Vendor Loan (the "Purchase Price") will be equal to the sum of:

(a) $105,000,000; plus

(b) the Vendor Loan Amount; plus

(c) the Osisko Convertible Loan Amount; plus

(d) the amount of the Credited Expenditures; plus

(e) the amount of the Credited Metals Payment; plus

(f) the NSR.

2.3 Payment of the Purchase Price

(a) The Purchase Price shall be paid by the Purchaser and satisfied to the Vendor as follows:

(i) upon Closing, the Deposit paid by Osisko to the Vendor on or about the date of the Letter of Intent (the receipt of which is hereby acknowledged by the Vendor) shall be retained by the Vendor in payment and satisfaction of $250,000 of the Purchase Price payable by the Purchaser;

(ii) at the Closing, the Purchaser shall pay to the Vendor in cash the amount of $26,000,000 plus the amount of the Credited Expenditures plus the amount of the Credited Metals Payment (the "Closing Cash Consideration");

(iii) at the Closing, the Purchaser shall deliver, or cause to be delivered, to the Vendor (or as the Vendor may direct in accordance with Section 2.5), that number of Osisko Shares (the "Consideration Shares"), rounded down to the nearest whole number, as is equal to the quotient obtained by dividing (A) $102,341,786.07, by

(B) the Applicable Share Price;

(iv) at the Closing, in satisfaction of that portion of the Purchase Price equal to the Osisko Convertible Loan Amount, the Purchaser shall deliver, or cause to be delivered, to the Vendor a release releasing the Vendor from its obligations under the Osisko Convertible Loan (the "Osisko Convertible Loan Release"), and upon such delivery the obligations owing by the Vendor to Osisko pursuant to the Osisko Convertible Loan shall be, and shall be deemed to be, fully paid and satisfied; and

(v) immediately after the Closing, the Purchaser shall deliver, or cause to be delivered, to the Vendor, the NSR.

(b) The Purchaser shall be entitled to withhold, from any amount payable by the Purchaser on account of the Purchase Price, such amount as the Purchaser is required, or reasonably believes it is required, to withhold pursuant to applicable Law.

(c) The Vendor hereby agrees that the delivery by the Purchaser of the Closing Cash Consideration, Consideration Shares, the Osisko Convertible Loan Release and the NSR in accordance with this Section 2.3 shall constitute payment in full of the Purchase Price.

2.4 Payment of Closing Cash Consideration

All cash payments required to be made pursuant to this Article 2 or otherwise pursuant to this Agreement by any Party, including pursuant to Article 9, shall be paid to or as directed by the applicable Party by wire transfer, bank draft or other immediately available funds (subject to Laws).

2.5 Issuance of Consideration Shares

(a) At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Vendor (or as the Vendor may direct in writing in accordance with Section 2.5(b) at least three Business Days prior to the Closing Date) certificates or other written advice representing the Consideration Shares.

(b) The Vendor hereby confirms and directs that the Consideration Shares payable by the Purchaser to the Vendor shall, subject to compliance by the Vendor with the immediately following sentence, be issued to the Vendor Members pro rata in proportion to the ratio that the membership interests in the Vendor held by each Vendor Member bears to the aggregate outstanding membership interests in the Vendor (the "Vendor Pro Rata Interests"). Three Business Days prior to the Closing Date, the Vendor shall provide the Purchaser with (i) a list of all of the Vendor Members, including the full name of each Vendor Member who is a natural Person or the full legal name of each Vendor Member that is a Person other than a natural Person, their respective mailing addresses, jurisdiction of residence and confirmation as to whether such Vendor Member is a "United States person" as defined for the purposes of the U.S. Tax Act, their respective Vendor Pro Rata Interests and such other information as may be required by the Purchaser in connection with the issuance of the Consideration Shares to the Vendor Members (the "Member List"); and (ii) confirmation or evidence to the satisfaction of the Osisko Parties that (A) that such Vendor Members acknowledge and consent to the collection and disclosure of their Personal Information as may be required by Applicable Securities Laws and by the TSX-V; and (B) such Vendor Members are U.S. Accredited Investors for those Vendor Members that are U.S. Persons; or (C) with respect to those Vendor Members that are not U.S. Persons, the securities laws of the jurisdiction in which such Vendor Members reside or to which such Vendor Members are otherwise subject will not cause Osisko to become subject to any disclosure, prospectus, registration or reporting requirements under any such securities laws or to make any filings or seek any approvals of any kind from any regulatory authority in such jurisdiction and that the issuance of the Consideration Shares to such Vendor Members complies with all applicable securities laws of the jurisdiction in which the Vendor Member is resident ("No Registration Confirmation"). If the Vendor fails to provide the Purchaser with the Member List in accordance with the immediately foregoing sentence, the Consideration Shares payable by the Purchaser to the Vendor shall be issued directly to the Vendor. Consideration Shares issuable to any Vendor Member in respect of which a No Registration Confirmation has not been provided to Osisko pursuant to this Section 2.5(b) will be issued directly to the Vendor on the Closing Date.

(c) The Consideration Shares shall, subject to compliance with all Laws, each be issued at a deemed price per Consideration Share (the "Applicable Share Price") equal to C$4.3183 ($3.4121 using a currency exchange of C$1.2656 to $1.00), being the greater of (i) the 20- day volume-weighted average price of the Osisko Shares on the TSX-V for the 20 consecutive trading day period ending on the trading day prior to the date of the public announcement of the Acquisition; and (ii) the lowest price permitted by the TSX-V, in each case converted into U.S. Dollars using the Conversion Rate for the Business Day immediately preceding the date of the public announcement of the Acquisition.

(d) The Parties acknowledge and agree that any issuance of the Consideration Shares made hereunder will be made in reliance on the exemption set out in Section 2.12 of National Instrument 45-106 - Prospectus Exemptions and the U.S. Securities Act and, accordingly, will be subject to (i) a four-month statutory hold period in Canada; and (ii) any applicable holding period under the U.S. Securities Act, and any certificate or written notice delivered to Vendor Members in respect of their ownership of the Consideration Shares shall bear the applicable legend(s) provided for under Applicable Securities Laws.

(e) The Vendor acknowledges and consents to:

(i) the fact that the Osisko Parties may be provided with, and may collect, Personal Information relating to the Vendor and the Vendor Members;

(ii) the Osisko Parties retaining and using such Personal Information for as long as permitted or required by applicable Law or business practices;

(iii) the fact that the Osisko Parties may be required by Applicable Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any Personal Information provided by or relating to the Vendor or the Vendor Members in connection with the issuance of the Consideration Shares; and

(iv) the disclosure of such Personal Information to, and the collection and use of such Personal Information by, the TSX-V.

2.6 Allocation of Purchase Price

(a) The Purchaser shall determine the allocation of the Purchase Price among the Assets for all federal, state, provincial, territorial, regional, local and municipal Tax purposes and the Purchaser shall deliver a written copy of such Purchase Price allocation to the Vendor at least 10 Business Days prior to the Closing Date for the Vendor's review, comment and approval, acting reasonably, which reasonable comments shall be incorporated into the allocation by the Purchaser prior to approval, and once so approved, subject to Section 2.6(b), the Purchaser and the Vendor shall report the sale and purchase of the Purchased Company Interests for all federal, state, provincial, territorial, regional, local and municipal Tax purposes in a manner consistent with such allocation.

(b) If the Purchase Price allocation as determined pursuant to Section 2.6(a) is disputed by any Governmental Authority for purposes of determining any applicable Taxes, the Parties shall determine whether an adjustment to the Purchase Price allocation shall be made so as to satisfy the requirements of such Governmental Authority. Each Party agrees to share such information within its possession and control and cooperate to the extent reasonably necessary or requested to facilitate such Purchase Price allocation hereunder and to obtain the endorsement and approval of such Purchase Price allocation by any Governmental Authority and to permit the transactions contemplated by this Agreement to be properly, timely and consistently reported; provided that nothing contained herein shall require any party or its affiliates to contest or to litigate in any forum any proposed deficiency or adjustment by any such Governmental Authority which challenges such Purchase Price allocation. Any adjustment to the Purchase Price allocation in accordance with this Section 2.6(b) shall be final and binding upon the parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

Except as set out in the Vendor Disclosure Letter, the Vendor represents and warrants to each of the Osisko Parties as of the date hereof and as of the Closing Date as follows, and acknowledges and confirms that each of the Osisko Parties is relying upon such representations and warranties in connection with the acquisition by the Purchaser of the Purchased Company Interests:

3.1 Corporate Status of the Company

(a) The Company is a limited liability company duly formed and validly existing under the laws of the State of Delaware. The Company has the necessary limited liability company power, authority and capacity to own and operate the Assets and to carry on the Business as it is now being conducted. The name, jurisdiction of formation and the list of directors and officers of the Company as set out in Section 3.1(a) of the Vendor Disclosure Letter are true and complete.

(b) Section 3.1(b) of the Vendor Disclosure Letter sets out each jurisdiction in which the Company is licensed, registered or otherwise qualified to carry on the Business and the Company is in good standing in each such jurisdiction. The jurisdictions listed in Section 3.1(b) of the Vendor Disclosure Letter include each jurisdiction in which the conduct of the Business or the character of the Assets, whether owned, leased or operated, make such licensing, registration or qualification necessary or desirable.

3.2 Corporate Authorization and Approval

The Company has good and sufficient right and authority to enter into all agreements and transactions to which the Company is or will be a party in connection with the Acquisition, including the applicable Ancillary Agreements, to the extent it is or will be a party to them, and to perform all obligations under such agreements and transactions. The board of directors of the Company has, or will have by the Closing Time, taken all necessary corporate actions, steps and other proceedings to approve and authorize all transactions contemplated by this Agreement and all applicable Ancillary Agreements, including the transfer of the Purchased Company Interests to the Purchaser.

3.3 Execution and Binding Obligation

Each of the Ancillary Agreements to which the Company is or will be a party and all other agreements to which the Company is or will be a party in connection with the Acquisition have been, or will be by the Closing Time, duly executed and delivered by the Company and each such agreement constitutes, or will at Closing constitute, a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

3.4 No Conflict with Constating Documents, Authorizations and Laws

Except as disclosed in Section 3.4 of the Vendor Disclosure Letter, the execution, delivery and performance by the Company of each of the Ancillary Agreements and all other agreements to which the Company is or will be a party in connection with the Acquisition, and the completion of the transactions contemplated hereunder and thereunder, will not:

(a) constitute or result in a violation or breach of, or conflict with any term or provision of the Company Governance Documents, or permit any Person to exercise any rights under the Company Governance Documents;

(b) subject to obtaining the Required Authorizations described in Section 3.6(a) of the Vendor Disclosure Letter, constitute or result in a violation or breach of, conflict with, or cause the termination or revocation of, any Authorization held by the Company;

(c) result in the creation of any Encumbrance on the Purchased Company Interests or Assets of the Company; or

(d) result in a breach or violation of any Law.

3.5 No Conflict with Contracts

Except as disclosed in Section 3.5 of the Vendor Disclosure Letter, the execution, delivery and performance by the Company of each of the Ancillary Agreements to which the Company is or will be a party, all other agreements to which it is or will be a party in connection with the Acquisition and the completion of the transactions contemplated by this Agreement, will not, subject to obtaining the Required Consents described in Section 3.6(b) of the Vendor Disclosure Letter:

(a) result in a breach or a violation of, or conflict with any Contract binding on the Company or affecting any of the Assets; or

(b) give any Person the right to terminate or amend any Contract, cause the acceleration of any obligations of the Company under any Contract or result in any additional or more onerous obligation on the Company under any Contract.

3.6 Required Authorizations and Required Consents

(a) There is no requirement for a Vendor or the Company to obtain any Authorization from, make any filing with, or give notice to, any Governmental Authority in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for the Authorizations, filings and notices set out in Section 3.6(a) of the Vendor Disclosure Letter (the "Required Authorizations").

(b) There is no requirement for a Vendor or the Company to obtain any consent or approval from, or to give notice to, a party under any Contract to the which the Company is a party, in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for the consents, approvals and notices set out in Section 3.6(b) of the Vendor Disclosure Letter (the "Required Consents"). The Vendor has provided true and complete copies of all Contracts under which the Vendor or the Company are obligated to obtain any Required Consents. Each of the Required Consents has been, or will at the Closing Time be, obtained in a form and manner which has been approved by the Osisko Parties, acting reasonably.

3.7 Authorized and Issued Capital

The authorized, issued and outstanding membership interests of the Company are set out in Section 3.7 of the Vendor Disclosure Letter. The Purchased Company Interests represent 75% of the issued and outstanding securities or membership interests in the capital of the Company, and have been duly authorized and validly issued in compliance with: (a) all Laws including applicable securities laws; (b) the Company Governance Documents; and (c) any agreement to which the Company is a party or by which it is bound. There are no other rights relating to any membership interests in the capital of the Company.

3.8 No Other Purchase Agreements or Commitments for Securities

Except for the right of the Purchaser to purchase the Purchased Company Interests under this Agreement and except as set out in Section 3.8 of the Vendor Disclosure Letter, no Person has any agreement, arrangement, option, understanding or commitment, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, arrangement, option, understanding or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for:

(a) the purchase, subscription, allotment or issuance of, or conversion into, any membership interest or any other securities of the Company; or

(b) any profit participation or similar rights.

3.9 Shareholders' Agreements, etc.

Other than the Framework Agreement and the JV Agreement, there are no voting trusts or agreements, pooling agreements, member agreements, other shareholder agreements, proxies or other agreements or understandings in effect with respect to the Company or the Purchased Company Interests.

3.10 Company Records

The company records of the Company contain: (a) the Company Governance Documents; (b) all of the directors' and members' written resolutions passed since the date of formation and all of the minutes from directors and members' meetings held since the Company Inception Date; (c) all membership certificates, if any, and registers of securities, membership interest transfers, members and directors; and (d) all notices of change of directors (collectively, the "Company Records"). The Vendor has provided the Osisko Parties with the Company Records and they are complete and accurate. All corporate actions taken by the Company have been in material compliance with the Company Governance Documents and Laws. Without limiting the generality of the foregoing: (i) the Company has properly passed and filed all amendments to the Company Governance Documents and government filings; (ii) the Company has properly approved and completed all membership interest issuances and maintained the registers of securities, and membership interest transfers accurately and completely; (iii) the directors and members of the Company have properly passed all resolutions and duly called and held all meetings; and (iv) all current and former directors and officers have been elected or appointed (or were removed or resigned, as the case may be) in accordance with all Company Governance Documents and Laws.

3.11 Subsidiaries and Other Interests

The Company has no subsidiaries and does not have any interest in any partnership, company or other business organization.

3.12 Partnerships and Joint Ventures

Other than as disclosed in Section 3.12 of the Vendor Disclosure Letter, the Company is not (and has never been) a partner or participant in any partnership, joint venture, profit-sharing arrangement or other similar association of any kind and is not (and has never been) a party to any agreement under which the Company agrees or agreed to carry on any part of a business or any other activity in such manner or by which it agrees or agreed to share any revenue or profit with any other Person.

3.13 Financial Statements

The Financial Statements have been prepared in accordance with GAAP and applied on a basis consistent with past practice, are true, correct and complete in all material respects, and present fairly: (a) the assets, liabilities and financial condition of the Business as at the respective dates of the relevant statements; and (b) the results of operations and cash flows for the periods to which such Financial Statements relate. There has been no significant change in the Condition of the Company since the date of the Financial Statements.

3.14 Financial Records

All financial transactions of the Company have been recorded in its financial books and such financial books are complete and accurate in all material respects, have been maintained by the Company in accordance with good business practices and correctly reflect the basis for the assets, liabilities and financial condition of the Company as shown in the Financial Statements. No information, records or systems pertaining to the operation or administration of the Business or the affairs of the Company are in the possession of, recorded, stored, maintained by or are otherwise dependent upon any other Person.

3.15 No Undisclosed Liabilities

(a) There are no Liabilities of the Company of any kind whatsoever, and there is no basis for assertion against the Company of any Liabilities of any kind, other than:

(i) Liabilities disclosed or provided for in the Financial Statements;

(ii) Current Liabilities incurred since the respective dates of the Financial Statements which were incurred in the Ordinary Course; or

(iii) the Liabilities disclosed in Section 3.15(a) of the Vendor Disclosure Letter.

(b) All Liabilities in respect of the gold and silver mined from the Trixie Mine that is either contained in carbon columns or existing as dore mined and undergoing processing at either […***…]12 or at [...***…]13 comprising the Credited Metals Value have been recorded in the financial books of the Company and there are no outstanding Liabilities in respect of the Credited Metals Value as of the date of this Agreement.

3.16 No Undisclosed Indebtedness

Except as disclosed in this Agreement, the Vendor Disclosure Letter or the Financial Statements, the Company has no bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance, and the Company is under no obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance. Section 3.16 of the Vendor Disclosure Letter sets out a true, complete and correct list of: (a) the holders of all Company Indebtedness; and (b) the amount of the Company Indebtedness owed to each such holder.

3.17 Accounts Receivable

Except as disclosed in the Financial Statements or as incurred in the Ordinary Course, the Company has no Accounts Receivable.

3.18 Bank Accounts and Safety Deposit Boxes

Section 3.18 of the Vendor Disclosure Letter sets out: (a) the name and address of each bank, trust company or similar institution with which the Company has one or more accounts or one or more safety deposit boxes; (b) the number of each such account and safety deposit box; and (c) the names of all persons authorized to draw thereon or who have access to such accounts or deposit boxes. Except as described in Section 3.18 of the Vendor Disclosure Letter, there are no credit cards or other credit accounts issued to employees of the Company under which the Company has any current or potential future liability.

3.19 Conduct of Business in the Ordinary Course

Since the date of the Financial Statements or as otherwise disclosed in Section 3.19 of the Vendor Disclosure Letter, the Business has been conducted in the Ordinary Course. Without limiting the generality of the foregoing, since the date of the Financial Statements, and except as disclosed in Section 3.19 of the Vendor Disclosure Letter, the Company has not:

(a) amended or approved any of the Company Governance Documents;

(b) declared or paid any dividend or made any other distribution in respect of any of its membership interests, or redeemed or purchased or otherwise acquired any of its membership interests, or reduced its authorized capital or issued capital, or agreed to any of the foregoing;

(c) incurred, assumed or guaranteed any indebtedness for borrowed money or made any loan or otherwise became liable for any Liability of any Person, except for business obligations incurred in the Ordinary Course, none of which, in the aggregate, is material;

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(d) paid or satisfied any obligation or Liability, except: (i) Current Liabilities disclosed in the Financial Statements; (ii) Current Liabilities incurred since the date of the Financial Statements in the Ordinary Course; and (iii) scheduled payments pursuant to obligations under loan agreements or other Contracts described in this Agreement or in the Vendor Disclosure Letter;

(e) sold, assigned, transferred, leased or otherwise disposed of any of the Assets, except in the Ordinary Course;

(f) purchased, leased or otherwise acquired any properties or assets, except in the Ordinary Course;

(g) created any Encumbrance upon any of the Assets, except the Permitted Encumbrances;

(h) made or committed to make any capital expenditures, in the case of any single capital expenditure, in excess of $100,000 and, in the case of all capital expenditures, in excess of $100,000 in the aggregate;

(i) made any write-down of the value of the assets of the Business or any portion thereof, other than in the Ordinary Course;

(j) waived, released or cancelled any material rights or claims;

(k) entered into any transaction or Contract, except in the Ordinary Course;

(l) discontinued, closed or disposed of any plant, facility or business operation;

(m) suffered any material shortage of supplies or interruption of services;

(n) made a material change to any method of accounting or auditing practice;

(o) made or agreed to make any increase in or modification of the compensation payable or to become payable by the Company to any of its officers, directors, employees or contractors or any grant to any such officer, director, employee or contractor of any increase in entitlements under any retention, severance or termination programs, in each case, other than annual increases consistent with past practice or as a result of promotions in the Ordinary Course;

(p) adopted or agreed to any increase in benefits under, or any modification of, any Benefit Plan, or established or agreed to establish any new Benefit Plan, other than annual increases consistent with past practice or as a result of promotions in the Ordinary Course or modifications as required by Laws, and in a manner consistent with the terms of such Benefit Plan and past practice;

(q) removed any director or auditor or terminated any officer, senior employee or contractor;

(r) made any payments to a Vendor, Principal or any of their Affiliates other than payments made in the Ordinary Course;

(s) settled any litigation or action;

(t) made any material change with respect to any method of management or operation in respect of the Business;

(u) suffered any damage, destruction or extraordinary loss (whether or not covered by insurance) which has significantly affected or could significantly affect the Business or its Condition;

(v) reduced or cancelled any insurance coverage;

(w) commenced, participated in or agreed to commence or participate in any bankruptcy, involuntary liquidation, dissolution, winding up, insolvency or similar proceeding;

(x) made or incurred any material change in, or become aware of any event or condition which is likely to result in a material change in, the Business or its Condition; or

(y) authorized, agreed or otherwise became committed to do any of the foregoing.

3.20 Authorizations

All of the Authorizations held by the Company are set out in Section 3.20 of the Vendor Disclosure Letter and the Company holds all Authorizations required for it to conduct the Business and operate its Assets as previously and currently conducted in compliance with all Laws. True and complete copies of the Authorizations have been provided to the Osisko Parties. The Company is in compliance with all terms and conditions of the Authorizations, and all Authorizations are in good standing, valid and subsisting. There are no proceedings in progress, pending or, to the knowledge of the Vendor, threatened, that could result in the revocation, cancellation or suspension of any of the Authorizations. The Company is not subject to any legislation or any judgment, order or requirement of any Governmental Authority which is not of general application to Persons carrying on a business similar to the Business. To the knowledge of the Vendor, there are no facts or circumstances that could significantly affect the ability of the Company to continue to operate the Business as presently conducted by it following the completion of the Acquisition.

3.21 Compliance with Laws

The Company is operating the Business and has always operated the Business in compliance with all Laws in all material respects.

3.22 Compliance with Anti-Corruption Laws

Neither the Company nor any director or officer, employee, agent or other person acting on behalf of the Company has, in relation to the Business:

(a) made any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(b) made any direct or indirect unlawful payment to any Governmental Authority official;

(c) violated or is in violation of any provision of Anti-Corruption Laws; or

(d) employed any government or political official of any country to act on behalf of the Company.

No Legal Proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to Anti-Corruption Laws is in progress, pending or, to the knowledge of the Vendor, threatened.

3.23 Compliance with Anti-Money Laundering Laws

The Business has been conducted in compliance with all Anti-Money Laundering Laws and no Legal Proceeding by or before any Governmental Authority or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is in progress, pending or, to the knowledge of the Vendor, threatened.

3.24 Compliance with Export Controls and Economic Sanctions Laws

The Company has all the Authorizations required for the operation of the Business pursuant to applicable export controls or economic sanctions laws and is in compliance with all such Authorizations. Since the Company Inception Date, the Company has not made any voluntary disclosure to any Governmental Authority under economic sanctions laws, freezing of assets laws or export control laws and, to the knowledge of the Vendor, the Company has not been the subject of any investigation or inquiry by a Governmental Authority regarding its compliance with any such laws and nor has it been assessed any fine or penalty in regard to such compliance.

3.25 Title to Assets

Except as disclosed in Section 3.25 of the Vendor Disclosure Letter, the Company has sole legal and beneficial ownership of, and as applicable, good and marketable title to, all the properties and assets it purports to own, including the properties and assets reflected in the Financial Statements and all properties and assets acquired by the Company since the date of the Financial Statements, free and clear of all Encumbrances whatsoever, and to knowledge of the Vendor, none of the properties and assets it purports to own is subject to any reversionary right or expropriation proceeding which would invalidate any such property or asset except for:

(a) the properties and assets disposed of, utilized or consumed by the Company since the date of the Financial Statements in the Ordinary Course;

(b) the Encumbrances described in Section 3.25 of the Vendor Disclosure Letter that will be discharged on or prior to Closing; and

(c) Permitted Encumbrances.

Except as disclosed in Section 3.25 of the Vendor Disclosure Letter, no Person other than the Company owns any properties or assets that are being used in the Business.

3.26 Sufficiency and Condition of Assets

(a) Section 3.26(a) of the Vendor Disclosure Letter lists, as of the date hereof, each asset, piece of equipment, vehicle and other tangible property and property, other than interests in real property, owned or leased by the Company that, to the knowledge of the Vendor, has a fair market value of at least $100,000.

(b) The Company owns or leases all assets, properties and rights necessary to conduct the Business. The Assets are sufficient for the Company to carry on the Business in substantially the same manner as the Business has been conducted by the Company during the 12 months prior to the date of this Agreement. The Company does not carry on any other business other than the Business.

(c) True and complete copies of each lease for personal property (collectively, the "Personal Property Leases") have been provided to Osisko Parties. All payments and other obligations required to be paid or performed under the Personal Property Leases have been duly paid and performed and all of such leases are in good standing and in full force and effect. Subject to obtaining the Required Consents, the terms and conditions of any Personal Property Lease will not be affected by, nor will any of the Personal Property Leases be in default as a result of, the completion of the Acquisition.

(d) All Buildings and Fixtures, machinery, equipment (leased or owned), vehicles, tools, furniture, furnishings and materials used in the Business are in good working order, fully operational, and are adequate and suitable for the uses to which they are being put, normal wear and tear excepted.

3.27 No Other Purchase Agreements or Commitments for Assets

No Person has any agreement or commitment, or any right or privilege capable of becoming a Contract for the acquisition of any of the Assets, other than Inventory in the Ordinary Course.

3.28 Properties and Mineral Rights

(a) Section 3.28(a) of the Vendor Disclosure Letter sets forth a true and complete legal description of all of the Company's interests in fee property and water rights owned by the Company (the "Owned Property") and except as set out in Section 3.28(a) of the Vendor Disclosure Letter, the Company has good and indefeasible title in fee simple to such Owned Property, free and clear of all material Encumbrances other than Permitted Encumbrances and there are no leases, subleases, Authorizations, Encumbrances or other Contracts granting to any Person or Persons right of use or occupancy of any portion of the Owned Property. The Company has not received any written communication challenging its title to any Owned Property or alleging that the Company does not have good and indefeasible title in fee simple to any Owned Property.

(b) The Company has obtained all Authorizations required to allow the use and occupancy of the Owned Property. To the knowledge of the Vendor, none of the Owned Property or the Buildings and Fixtures on such properties, nor their use, operation or maintenance for the purpose of carrying on the Business, violates any restrictive covenant or any provision of any Law or encroaches on any property owned by any other Person. To the knowledge of the Vendor, there are no pending applications or notices in respect of rezoning or land use designations affecting the Owned Property.

(c) No condemnation or expropriation proceeding is in progress, pending or, to the knowledge of the Vendor, threatened which would preclude or impair the use of any of the Owned Property for the purposes for which they are currently used.

(d) The Company has paid all Taxes that are due and payable with respect to the Owned Property and (i) there are no outstanding work orders, non-compliance orders, deficiency notices or other similar notices issued by any Governmental Authority relating to the Owned Property or the Business, and nor is the Company or the Vendor in discussion with any Governmental Authority relating to such work orders, non-compliance orders, deficiency notices or other similar notices; and (ii) no amounts are owing by the Company in respect of the Owned Property to any Governmental Authority or public utility, other than current accounts which are not in arrears and the details of which are described in Section 3.28(d) of the Vendor Disclosure Letter.

(e) Section 3.28(e) of the Vendor Disclosure Letter sets forth all interests of the Company in real property leased by the Company from third parties (the "Leased Premises" and together with the Owned Property, the "Company Properties"). The Vendor has provided true and complete copies of the leases for such Leased Property (the "Real Property Leases") to the Osisko Parties and the Company has a valid, binding and enforceable leasehold interest in such Leased Premises, free and clear of all material Encumbrances other than Permitted Encumbrances. Section 3.28(e) of the Vendor Disclosure Letter describes, for each Real Property Lease: (i) the names of the other Persons party to the Real Property Lease; (ii) the Leased Premises (including municipal address and legal description); (iii) the expiration of the term and any rights of renewal; (iv) rent and other amounts payable; (v) the current use of the Leased Premises; and (vi) any restrictions with respect to change of control, assignment or business combinations. The Company has not received any written communication alleging that the Company does not have a valid, binding and enforceable leasehold interest in any Leased Property.

(f) Except as described in Section 3.28(f) of the Vendor Disclosure Letter, there are no tenants or other Persons, other than the Company, in possession of any Leased Premises and there are no material leases, subleases, Authorizations, Encumbrances or other Contracts granting to any Person or Persons right of use or occupancy of any portion of the Leased Premises and none of the leases, subleases, Authorizations, Encumbrances or Contracts set forth in Section 3.28(f) of the Vendor Disclosure Letter have a material adverse impact on the Vendor or the Company's ownership of, maintenance of, or right to use the Leased Premises.

(g) There are no material outstanding work orders, non-compliance orders, deficiency notices or other similar notices issued by any Governmental Authority relating to the Leased Premises and nor is the Company or the Vendor in discussion with any Governmental Authority relating to such work orders, non-compliance orders, deficiency notices or other similar notices. The Leased Premises are being operated in a manner that is in compliance with all Laws. No amounts are owing by the Company in respect of the Leased Premises to any Governmental Authority or public utility, other than current accounts which are not in arrears and the details of which are described in Section 3.28(g) the Vendor Disclosure Letter.

(h) The Company owns and has good and marketable title, free and clear of all Encumbrances (other than Permitted Encumbrances), to all improvements the Company is entitled to under the respective Real Property Lease located on the Leased Premises and has adequate rights of ingress and egress to each of the Leased Premises for the operation of the Business.

(i)

(i) Section 3.28(i)(i) of the Vendor Disclosure Letter sets forth a true and complete list of all owned Concessions (the "Owned Concessions") and leased Concessions (the "Leased Concessions," and collectively with the Owned Concessions, the "Company Mineral Rights") and identifies in such schedule the Company's interest therein and, with respect to the Leased Concessions, the Contract by which such Leased Concession is leased or subleased. The Company owns and possesses, subject to the paramount title of the United States and the rights of all co-owners, all of the Owned Concessions to the extent of the ownership interest specified in Section 3.28(i)(i) of the Vendor Disclosure Letter, in each case free and clear of all material Encumbrances other than Permitted Encumbrances. The Company has a valid, binding and enforceable leasehold interest in and possesses, subject to the paramount title of the United States, all of the Leased Concessions, in each case, free and clear of all material Encumbrances other than Permitted Encumbrances. The Company has not received any written communication alleging that the Company does not have (i) good and marketable title to, and own and possess, any Owned Concession, and (ii) a valid, binding and enforceable leasehold interest in any Leased Concession.

(ii) Except as set forth on Section 3.28(i)(ii) of the Vendor Disclosure Letter:

(A) each material Company Mineral Right comprises a valid and subsisting mineral claim, license or lease in each case in all material respects;

(B) the Company is not in default, in any material respect, under any documents, agreements and instruments by which the Company claims title to any Company Mineral Rights, and, to the knowledge of the Vendor, there exists no condition or event that, with or without notice or lapse of time or both, would constitute a default under any of such documents, agreements and instruments by the Company;

(C) all required claim maintenance fees have been paid, during the period of the Company's ownership or lease of the claims, in the manner required by Law in order to maintain the Company Mineral Rights in good standing through the end of the current assessment year and the Company does not have any liability or obligation to pay any commission, license fee or similar payment to any Person with respect to any Company Mineral Rights; and

(D) subject to the paramount title of the United States and the rights of all co- owners, no other Person has any material interest in any Company Mineral Rights or the production from any of the underlying properties or mineral deposits (or any right to acquire any such interests) that would affect the interest of the Company in such Company Mineral Rights.

(j) Except as disclosed in Section 3.28(j) of the Vendor Disclosure Letter and in the lease pertaining to the Leased Concessions, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Company in the Company Mineral Rights, and the Company has not entered into any net smelter return royalty, overriding royalty, net profit interest, gross proceeds royalty, production payment, streaming transaction, share of mineral production or other similar arrangement or agreement related to the Company Mineral Rights.

(k) Except as set forth on Section 3.28(k) of the Vendor Disclosure Letter, the Company has never held any interests in real property or unpatented mining claims, other than the Company Properties and the Company Mineral Rights.

(l) The Company has not received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any interest of the Company in the Company Properties or the Company Mineral Rights.

(m) Other than pursuant to the Company Governance Documents, none of the Company Mineral Rights is subject to a partnership, joint venture or other analogous arrangement.

(n) Other than as disclosed in Section 3.28(n) of the Vendor Disclosure Letter, the Company has not carried out any material exploration activities or operations on the Eureka Mine, the North Lily Mine, or any other property.

3.29 Indigenous Matters

Other than as disclosed in 3.29 of the Vendor Disclosure Letter, to the knowledge of the Vendor, there are no:

(a) (i) operations and assets associated with the Company Properties or Company Mineral Rights that are subject to any Indigenous Claims; or (ii) current or pending Indigenous Claims affecting the operations and assets associated with the Company Properties or Company Mineral Rights;

(b) offers to or, written or oral agreements with, Indigenous Persons to provide benefits, pecuniary or otherwise, with respect to any of the operations and assets associated with the Company Properties or Company Mineral Rights that could affect any of the Company Properties or Company Mineral Rights; or

(c) material disputes or disturbances involving local communities that could affect any of the Company Properties or Company Mineral Rights.

3.30 Reserved

3.31 Material Contracts

Except for the Personal Property Leases set out in Section 3.26(c) of the Vendor Disclosure Letter (Leases of Personal Property), the Real Property Leases set out in Section 3.28(e) of the Vendor Disclosure Letter (Leases of Real Property), the Contracts set out in Section 3.29 (Indigenous Matters), 3.31 of the Vendor Disclosure Letter the Contracts set out in Section 3.37 of the Vendor Disclosure Letter (Contractors), the Contracts set out in Section 3.38 of the Vendor Disclosure Letter (Employment Agreements), the Benefit Plans set out in Section 3.40 of the Vendor Disclosure Letter (Employee Benefit and Pension Plans), and the Contracts set out in Section 3.46 of the Vendor Disclosure Letter (Insurance) (collectively, the "Material Contracts"), the Company is not a party to or bound by:

(a) any Contract for the purchase of materials, supplies, equipment or services involving more than $100,000;

(b) any Contract for the provision of work or services or the sale of materials, or equipment involving more than $100,000;

(c) any Contract requiring or contemplating any deferred payment for the purchase price for any assets, goods or services;

(d) any profit sharing, bonus, stock option, pension, retirement, disability, stock purchase, medical, dental, hospitalization, insurance or similar plan or agreement providing benefits or other entitlements to any current or former director, officer, employee or contractor, including upon a change of control;

(e) any trust indenture, mortgage, promissory note, loan agreement, guarantee or other Contract for the borrowing or lending of money or a leasing transaction of the type required to be capitalized in accordance with GAAP;

(f) all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, Environment or other Liability of any Person;

(g) any Contracts for capital expenditures in excess of $100,000 in the aggregate;

(h) any Contract pursuant to which the Company is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(i) any confidentiality or non-disclosure Contract that restricts the Company from disclosing any proprietary information or Confidential Information;

(j) any Contract that limits or purports to limit the ability of the Company (or would limit the ability of the Purchaser after Closing) to: (i) engage in any line of business; (ii) to compete with any Person; (iii) operate in any geographic area; (iv) solicit or accept business from the clients or prospective clients of any Person; (v) solicit for employment or hire any Person; or (vi) otherwise conduct the Business as the Company may determine or desire;

(k) any Contract or commitment to pay any royalty, license fee, management fee or other similar fee;

(l) any Contract that relates to the acquisition or disposition of any business, material amount of shares or assets of any other Person or real property;

(m) any Contract that does not expire, or may not expire if the same is renewed or extended at the option of any Person other than the Company and is not capable of being cancelled by the Company within one year after the date of this Agreement;

(n) any Contract that contains payment obligations of the Company in excess of $100,000 on an annual basis and that has a term of more than six months and is not terminable on notice of 60 days or less;

(o) any Contract entered into not in the Ordinary Course or with a Related Party; or

(p) any Contract that is otherwise material to the Business or the Assets of the Company.

3.32 Material Contracts in Good Standing

The Company has performed all of the obligations required to be performed by it prior to the Closing Time and is entitled to all benefits under, and is not in default or alleged to be in default in respect of, any Material Contract. All Material Contracts are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a material default under any Material Contract. To the knowledge of the Vendor, the other parties to the Material Contracts are not indefault or breach of any of their obligations under such contracts and have the capacity to continue to perform all of their respective obligations under the Material Contracts. The Vendor has provided the Osisko Parties with true and complete copies of all Material Contracts and any amendments or supplements made to them.

3.33 Change of Control

Except as set out in Section 3.33 of the Vendor Disclosure Letter, no Contract includes any change of control provision or other provision which would require payment by the Company to any Person in connection with the Acquisition.

3.34 Other Contracts in Good Standing

The Company is not in breach of any material obligation under any Contract (excluding Material Contracts) required to be performed by it, and to the knowledge of the Vendor, no other Person that is party to such Contracts is in default of any of its obligations thereunder. All such Contracts are in good standing and in full force and effect.

3.35 Intellectual Property

Except as disclosed in Section 3.35 of the Vendor Disclosure Letter, the Company does not own or have any rights in or to any Intellectual Property, nor is any Intellectual Property required in connection with the operation of the Business in the Ordinary Course.

3.36 Employees

Section 3.36 of the Vendor Disclosure Letter contains the following:

(a) a complete and accurate list of all employees of the Company as of the date of this Agreement, which indicates for each employee: (i) the employee's name; (ii) age; (iii) status (as indefinite term, fixed-term, seasonal or casual); (iv) union or non-union; (v) place of employment; (vi) length of service (including any prior employment that would affect the calculation of length of service for any purpose); (vii) job title or classification; (viii) annual salary or hourly wage; (ix) any other form of incentive compensation (including commissions, bonuses, equity incentives and any other variable pay) and the employee's incentive compensation payment history over the past three years; and (x) all employment benefits the employee is entitled to receive under the Benefit Plans; and

(b) a complete and accurate list of all employees who are now on disability, maternity or other authorized or unauthorized leave of absence which indicates for each employee: (i) the reason for such absence; (ii) expected date of return; and (iii) the aggregate financial obligation of the Company with respect to providing benefits to such employee.

3.37 Contractors

Section 3.37 of the Vendor Disclosure Letter contains a complete and accurate list of all contractors of the Company, and indicates for each contractor: (a) the contractor's name; (b) description of engagement, including whether the contractor is permitted to do work for others and sub-contract work; (c) location of engagement; (d) engagement date; (e) term of engagement; (f) a summary of the fees and other compensation paid in the current year and the previous year; (g) whether the contractor is providing services pursuant to a written consulting agreement; and (h) whether the contractor is incorporated or a sole proprietor. All Persons who are receiving compensation for work or services provided to the Company who are not employees are treated as independent contractors and properly characterized as such. The Company has provided the Osisko Parties with true and complete copies of all written agreements with the contractors disclosed in Section 3.37.

3.38 Employment Agreements

Except as disclosed in Section 3.38 of the Vendor Disclosure Letter:

(a) the Company is not a party to or bound by any Contract for the employment of any individual, except for oral employment agreements of indefinite term that do not provide for any special arrangements or commitments with respect to the continuation of employment or the provision of any particular amount of notice of termination, termination pay, severance or other entitlement upon termination of employment, other than as required by Law;

(b) the Company is not a party to or bound by any Contract providing for any retention, change of control or other similar agreement or payment;

(c) the Company has not paid nor will it be required to pay any termination pay, severance pay, retention bonus, change of control or other payment to any current or former employee or current or former contractor as a result of the Acquisition; and

(d) the Company has provided the Osisko Parties with true and complete copies of all written employment agreements disclosed in Section 3.38 of the Vendor Disclosure Letter.

3.39 Labour and Employment Matters

(a) Except as disclosed in Section 3.39 of the Vendor Disclosure Letter, the Company is not subject to any collective bargaining agreement or other similar agreement with any trade union, employee association or similar organization (collectively, "Labour Representatives"), and has not made any commitment to or conducted negotiations with any Labour Representatives with respect to any future agreement. No Labour Representatives hold bargaining rights with respect to the employees of the Company, have applied to be certified as the Labour Representative of any employee of the Company or have applied to have the Company declared a related employer or successor employer pursuant to any applicable Laws in any other jurisdiction.

(b) There are no existing or, to the knowledge of the Vendor, threatened attempts to organize, certify or establish any Labour Representative with respect to any employees of the Company, and no such attempts have occurred since the Company Inception Date.

(c) There are no existing or, to the knowledge of the Vendor, threatened strikes, labour disputes, work slow-downs or stoppages, grievances, controversies or other labour relations difficulties or concerted actions pertaining to the Company, and no such event has occurred since the Company Inception Date.

(d) The Company has complied with all Laws relating to the employment of its current and former employees, including all Laws concerning statutory employment standards, labour standards, taxation, human rights, privacy, occupational health and safety, pay equity, employment equity, accessibility, immigration and workers' compensation.

(e) Except as disclosed in Section 3.39 of the Vendor Disclosure Letter, the Company is not subject to any complaints or Legal Proceedings filed or commenced against it pursuant to any Laws relating to the employment of employees or engagement of contractors, or any complaints or Legal Proceedings by current or former employees or contractors of the Company or their dependents (including any claim for wrongful dismissal, constructive dismissal or any other tort claim), and to the knowledge of the Vendor, no such complaint or Legal Proceeding has been threatened and there is no basis for any such complaint or Legal Proceeding.

(f) Except as disclosed in Section 3.39 of the Vendor Disclosure Letter, since the Company Inception Date no allegations of sexual or other unlawful harassment or discrimination have been made against any of the current or former directors, officers or executive-level employees of the Company.

(g) All amounts due and payable by the Company to its former and current employees and contractors have been paid in full and all amounts accruing due to same have been accurately reflected in the financial records of the Company.

(h) Except as disclosed in Section 3.39 of the Vendor Disclosure Letter, the Company has not, since the Company Inception Date, received any notice of assessment, increased assessment or penalty assessment from any workers' compensation board or other similar Governmental Authority in any jurisdiction where the Business is conducted. The Company has paid in full all amounts owing under any workers' compensation Laws. To the knowledge of the Vendor, no audit of the Company is currently being performed pursuant to any workers' compensation legislation or other legislation.

(i) Except as disclosed in Section 3.39 of the Vendor Disclosure Letter, there are no pending charges, outstanding compliance orders, inspection orders or other similar orders issued by a Governmental Authority under the any occupational health and safety Laws relating to the Company or the Business, and to the knowledge of the Vendor, no investigation is ongoing or contemplated with respect to a potential charge or order. There have been no fatal or critical accidents since the Company Inception Date. The Company has complied in all respects with any orders issued under any occupational health and safety Laws. True and complete copies of all inspection reports received by the Company since the Company Inception Date regarding occupational health and safety have been made available to the Osisko Parties.

(j) To the knowledge of the Vendor, no employee or former employee and no contractor or former contractor is in violation of any applicable covenant regarding confidentiality, protection of intellectual property, non-solicitation or non-competition.

3.40 Employee Benefit and Pension Plans

(a) Section 3.40 of the Vendor Disclosure Letter contains a complete, accurate and up-to-date list of all Benefit Plans (and specifies which of the Benefit Plans is a multi-employer plan). The Vendor has made true and complete copies of all Benefit Plans and all material Contracts relating to the Benefit Plans available to the Osisko Parties (or, where such Benefit Plans or Contracts are oral, written summaries of same), together with all other material documents relating to the Benefit Plans, including, as applicable:

(i) all material employee communications and booklets relating to the Benefit Plans;

(ii) all financial and accounting statements and reports for each of the last six years;

(iii) the three most recent actuarial valuation reports (whether or not filed with any Governmental Authority);

(iv) all annual information returns or other returns filed with, and all material correspondence with, any Governmental Authority within the last six years;

(v) the current investment policies and funding policies in respect of any Benefit Plan; and

(vi) all legal opinions, consultants' reports and advance income tax rulings, if any, or other correspondence relating to any of the Benefit Plans.

(b) Each Benefit Plan is in compliance with and is, and has been, established, registered (where required by Law), amended, administered, funded and invested in accordance with all Laws, the terms of such Benefit Plans, and the terms of the material documents that support such Benefit Plans.

(c) All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid and/or remitted in a timely fashion in accordance with its terms and all Laws.

(d) The Company possesses all of the data required to administer the Benefit Plans and all such data is correct and up-to-date.

(e) None of the Benefit Plans provide benefits beyond retirement or other termination of service to the current and former employees of the Company or to the spouses, beneficiaries or dependents of such employees or former employees.

(f) The Company may amend, revise or terminate each Benefit Plan after Closing in accordance with its terms without material Liability to the Company other than ordinary administrative expenses typically incurred in terminating benefit plans of a similar nature. No improvements to any Benefit Plan have been promised other than those made in the Ordinary Course, and the Company has not represented or promised any amendment or improvement to any Benefit Plan, or committed to create any additional Benefit Plan, prior to Closing.

(g) The Company has satisfied all of its obligations under the Benefit Plans, and is not in breach or default of any provision under such Benefit Plans. There are no Liabilities or Taxes owing under any Benefit Plan or existing under any former Benefit Plan that has been terminated by the Company.

(h) None of the Benefit Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require or permit additional premiums on termination of such Benefit Plan.

(i) The Company has not received notice of any investigation, examination or other Legal Proceeding from any Governmental Authority or other Person (other than claims for benefits payable in the Ordinary Course of the Benefit Plans) and, to the knowledge of the Vendor, there are no facts which could reasonably be expected to give rise to any such investigation, examination or other Legal Proceeding in respect of any Benefit Plan.

(j) The Closing of the Acquisition will not trigger any payment, acceleration of payment, vesting of benefits, increasing of benefits, or obligation to fund or secure benefits under any Benefit Plan.

(k) No Benefit Plan is a Pension Plan. The Company does not contribute to, is not required to contribute to, and has no liability under, any Pension Plan.

3.41 Tax Matters

Except as disclosed on Section 3.41 of the Vendor Disclosure Letter:

(a) The Company has prepared and filed or caused to be filed all Tax Returns required to be filed by it with the appropriate Governmental Authority, and all such Tax Returns were true, correct and complete in all material respects.

(b) The Company has paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not shown on any Tax Return.

(c) The Company has been classified during its entire existence as a disregarded entity or a U.S. domestic partnership for federal and state Tax purposes, and is currently classified as a U.S. domestic partnership for federal and state Tax purposes and will continue to be classified as a U.S. domestic partnership for such purposes through the Closing.

(d) There are no ongoing Tax audits, examinations, disputes or claims and no waivers of statutes of limitations have been given or requested with respect to the Company or the Vendor with respect to any of the Assets of the Company.

(e) To the knowledge of the Vendor, the Assets of the Company are not subject to any Tax liens, other than liens for Taxes not yet due and payable or being contested in good faith through appropriate proceedings, which are described on Section 3.41 the Vendor Disclosure Letter, and for which adequate reserves are maintained in the appropriate financial statements.

(f) To the knowledge of the Vendor, no unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed in writing against the Company or any of the Assets by any Tax Authority.

(g) To the knowledge of the Vendor, no claim has been made in writing within the last three years by any Tax Authority in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(h) All Taxes required to be withheld or collected by the Company in connection with amounts paid to, credited to or owing to any current or former employee, independent contractor, creditor or stockholder have been withheld and collected and, to the extent required by Law, timely paid to the appropriate Governmental Authority.

(i) The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) interest held by the Company in a "controlled foreign corporation" (as that term is defined in Section 957 of the Code) on or before the Closing Date pursuant to Section 951 of the Code; (v) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law; (vi) intercompany transactions occurring prior to the Closing Date or any excess loss account in existence prior to the Closing Date described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (vii) the completed contract method of accounting or the long-term contract method of accounting, or any comparable provision of state or local, domestic or foreign, Tax law; or (viii) any election under Section 108(i) of the Code.

(j) The Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. The Company has no liability for Taxes of any entity or Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by agreement or by contract or otherwise. The Company does not have a liability for the Taxes of any other Person as a result of any Tax allocation, Tax sharing or similar agreement.

3.42 Environmental Matters

(a) The Vendor and the Company are in material compliance with all Environmental Laws and all operations on the Company Properties and Company Mineral Rights carried on by or on behalf of the Vendor or the Company have been conducted in all respects in accordance with good commercial practices.

(b) The Company is in possession of all material Environmental Permits that are required to own or lease the Company Properties or Company Mineral Rights and to operate, use or maintain the Company Properties or Company Mineral Rights as maintained as of the date hereof, a complete list of which is provided in Section 3.42(b) of the Vendor Disclosure Letter, and the Company is, and has been, in compliance with the terms of such Environmental Permits and all Environmental Laws, except in the event that such non- compliance would not have a Material Adverse Change, and to the Company's or the Vendor's knowledge, there exist no conditions, facts or circumstances that would reasonably be expected to lead to a suspension, revocation or termination of any such Environmental Permit.

(c) Neither the Vendor nor Company has used, except in material compliance with all Environmental Laws and Authorizations, the Company Properties or Company Mineral Rights or any other property or facility to generate, manufacture, process, distribute, use treat, store, dispose of, transport, or handle any Hazardous Substance, and no activity has been carried out by or on behalf of the Vendor or the Company that has caused the Release of any Hazardous Substance on, from or under any of the Company Properties or Company Mineral Rights, resulting in material violation of Environmental Laws, and to the knowledge of the Vendor, there has been no Release of any Hazardous Substance in contravention of any Environmental Law or that would reasonably be anticipated to result in material liability or response costs on, from, to, under or within the Company Properties or Company Mineral Rights, and, other than as disclosed in Section 3.42(c) of the Vendor Disclosure Letter, the Company has not accepted liability for or agreed to indemnify for any material response or remediation costs at any such real property by contract, operation of law, or otherwise.

(d) Except as disclosed in Section 3.42(d) of the Vendor Disclosure Letter, the Vendor and the Company have not received any request for information, notice, demand letter, administrative inquiry, investigation, complaint or claim, in each case in writing, with respect to environmental, health or safety matters relating to the Assets and which alleged non-compliance with any Environmental Law or may require any material work, repairs, construction or expenditures.

(e) The Company has not entered into and is not otherwise subject to any consent decree, judgment, judicial or administrative order, or consent agreement relating to compliance with Environmental Laws or Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and no litigation or administrative proceeding is pending with respect to the same, and to the knowledge of the Vendor, no such consent decree, judgment, judicial or administrative order, or consent agreement has been entered into with respect to the Company Properties or Company Mineral Rights.

(f) There are no changes in the status, terms or conditions of any Environmental Permits or Authorizations related to mining or exploration activities held by the Company or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Permits that are required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated herein.

(g) Except as disclosed on Section 3.42(g) of the Vendor Disclosure Letter, no real property currently or formerly owned, leased, operated, or occupied by the Company, including the Company Properties and Company Mineral Rights, are listed on the United States Environmental Protection Agency's National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS), or any similar lists of environmental sites maintained by a state or local Governmental Authority, nor has any Vendor or the Company received any written notice that any currently or formerly owned, leased, operated, or occupied by the Company, including the Company Properties and Company Mineral Rights, are being considered for inclusion on the United States Environmental Protection Agency's National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS), or any similar lists of environmental sites maintained by a state or local Governmental Authority.

(h) The Vendor and the Company have provided the Osisko Parties with all site assessments, audits, reports, sampling data and other documents in its possession, or to the knowledge of the Vendor, under its control, relating to environmental conditions, including Hazardous Substance, at, on, under or emanating to or from or otherwise associated with the Assets.

3.43 Reclamation Bonds

Section 3.43 of the Vendor Disclosure Letter sets forth a description of all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guarantying performance of obligations with respect to the operation, closure, reclamation or remediation of the Company Properties and Company Mineral Rights (collectively, the "Reclamation Bonds"). No Governmental Authority has called on any of the Reclamation Bonds.

3.44 Inventory

Subject to the reserves reflected in the Financial Statements established in accordance with past practice, all inventory recorded in the Financial Statements ("Inventory") is usable and saleable in the Ordinary Course and has been determined and valued in accordance with GAAP, customary industry standards and Laws. The Inventory levels have been maintained at levels sufficient for the continuation of the Business in the Ordinary Course and are not excessive.

3.45 Litigation

Except as disclosed in Section 3.45 of the Vendor Disclosure Letter, there are no Legal Proceedings, whether pending, in progress or, to the knowledge of the Vendor, threatened, against or involving the Company or its Assets. To the knowledge of the Vendor, no event has occurred which might give rise to any of the foregoing proceedings and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority to which the Company is subject.

3.46 Insurance

Section 3.46 of the Vendor Disclosure Letter contains a true and complete list of all insurance policies maintained by the Company or on behalf of the Company in connection with the Business, Assets, operations, employees, officers, and directors, specifying for each insurance policy: (a) the insurer; (b) the amount of coverage; (c) the type of coverage; (d) the policy number; (e) the annual premium; (f) the expiration date; and (g) a description of all claims in progress or pending under such policies. True and complete copies of all such insurance policies have been provided to the Osisko Parties. All insurance policies are in full force and effect. The Closing of the Acquisition will not cause a modification, reduction or cancellation of any such insurance policy. The Company is not in default with respect to any of the provisions contained in any such insurance policies and has not failed to give any notice or pay any premium or present any claim under any such insurance policy in a timely manner. The Vendor has no reason to believe that any of the insurance policies set out in Section 3.46 of the Vendor Disclosure Letter will not be renewed by the insurer upon the scheduled expiry of the policy. Since the Company Inception Date, except as disclosed in Section 3.46 of the Vendor Disclosure Letter, there has been no significant change in relationship between the Company and its insurer, the premiums or availability of coverage. The Company has not received notice from any of the insurers regarding cancellation of its insurance policies or denying any claims. There are no circumstances under which the Company would be required to or, in order to maintain its coverage, give any notice to the insurers under any such insurance policies which has not been given. The Company has not experienced claims in excess of the current coverage of its insurance. There will be no retrospective insurance premiums or charges or any other similar adjustment on or with respect to any of the insurance policies for any period or occurrence from the date of this Agreement until the Closing Time. The insurance policies are of the type and in the amounts customarily carried by prudent Persons conducting a business similar to the Business and are sufficient for compliance with all Laws and Contracts to which the Company is a party or by which it is bound.

3.47 Non-Arm's Length Matters

Except as disclosed in Section 3.47 of the Vendor Disclosure Letter or the Financial Statements and except for usual compensation paid in the Ordinary Course, the Company has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any current or former officer, director, employee or shareholder of the Company, or to any Person not dealing at Arm's Length with any of the foregoing. Except as disclosed in Section 3.47 of the Vendor Disclosure Letter and except for Contracts of employment, the Company is not a party to any Contract with any current or former officer, director, employee or shareholder of the Company, or with any Person not dealing at Arm's Length with, or any Affiliate of, any of the foregoing.

3.48 Government Assistance

Except as disclosed in Section 3.48 of the Vendor Disclosure Letter, there are no agreements, loans or other funding arrangements and assistance programs (collectively called "Government Assistance Programs") which are outstanding in favour of the Company from any Governmental Authority. True and complete copies of all documents relating to the Government Assistance Programs have been delivered to the Osisko Parties. The Company has performed all of its obligations under the Government Assistance Programs, as applicable, and no basis exists for any Governmental Authority to seek payment or repayment by the Company of any amount or benefit received thereby under any Government Assistance Programs.

3.49 No Solvency or Reorganization Proceedings

The Company is not insolvent and no proceedings have been taken or authorized by the Company or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Company, or with respect to any amalgamation, merger, consolidation, arrangement, receivership or reorganization of, or relating to, the Company and, to the knowledge of the Vendor, no such proceedings have been threatened by any other Person. No events have occurred that could result in such proceedings being brought.

3.50 Brokerage and Finder's Fees

None of the Vendor, the Company or their respective Representatives have retained any broker, finder, financial advisor or agent or incurred any Liabilities or obligations to pay any fees, commissions or other similar forms of compensation to any broker, finder, financial advisor or agent with respect to the Acquisition.

3.51 Disclosure

No representation or warranty contained in this Article 3 and no statement contained in the Vendor Disclosure Letter, or any certificate, list, summary or other disclosure document provided, or to be provided, to the Osisko Parties in connection with or pursuant to this Agreement, the Ancillary Agreements, the Acquisition and related transactions, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements contained in this Agreement or therein, not misleading in light of the circumstances in which they were made.

3.52 Authority and Approval of Vendor

The Vendor is a body corporate duly incorporated and validly existing under the laws of its jurisdiction of incorporation and, except as disclosed in Section 3.52 of the Vendor Disclosure Letter, will be at the Closing Time. The board of directors and shareholders of the Vendor have, or will have, by the Closing Time, taken all necessary corporate actions, steps and other proceedings to approve and authorize the Acquisition. The Vendor has good and sufficient right and authority to enter into this Agreement and all agreements to which the Vendor is or will be a party in connection with the Acquisition, including the applicable Ancillary Agreements, and to perform all obligations under such agreements.

3.53 Execution and Binding Obligation of Vendor

This Agreement, each applicable Ancillary Agreement and all other agreements to which the Vendor is or will be a party in connection with the Acquisition has been, or will have been by the Closing Time, duly executed and delivered by the Vendor, and each such agreement constitutes, or will at Closing constitute, a legal, valid and binding obligation of such Vendor, enforceable against the Vendor in accordance with its terms.

3.54 Required Authorizations and Consents of Vendor

Except as set out in Section 3.54 and Section 3.6 (Required Authorizations and Required Consents) of the Vendor Disclosure Letter, the Vendor is not under any obligation to notify or obtain the approval or consent of any Person under any Contract, or to obtain any Authorization or provide notice to any Governmental Authority in connection with or relating in any way to the execution, delivery or performance by it of this Agreement or any Ancillary Agreement to which it is or will be a party.

3.55 Vendor's Ownership of Purchased Company Interests

The Vendor is the registered and beneficial owner of the Purchased Company Interests, as more particularly set out and described in Section 3.7 of the Vendor Disclosure Letter. The Vendor has the exclusive right to sell, assign and transfer such Purchased Company Interests as provided in this Agreement, and such Purchased Company Interests are free and clear of any Encumbrances other than the restrictions on transfer, if any, contained in the Company Governance Documents. Upon completion of the Acquisition, the Purchaser will be the sole registered and beneficial owner of the Purchased Company Interests, free and clear of all Encumbrances other than the restrictions on transfer, if any, contained in the Company Governance Documents.

3.56 No Conflict with Constating Documents, Contracts, Authorizations and Laws

Except as disclosed in Section 3.6 (Required Authorizations and Required Consents) and this Section 3.56, the execution, delivery and performance by the Vendor of this Agreement, each of the Ancillary Agreements to which the Vendor is or will be a party, all other agreements to which it is or will be a party in connection with the Acquisition and the completion of the transactions contemplated by this Agreement will not constitute or result in a violation or breach of, or conflict with:

(a) any term or provision of the Vendor's charter, by-laws or other constating documents;

(b) any term or provision of the Company Governance Documents;

(c) the terms of any Contract to which the Vendor is a party or by which it is bound;

(d) the terms of any Contract to which the Company is a party or by which it is bound;

(e) any order or judgment of any Governmental Authority; or

(f) any Law.

3.57 No Other Agreements to Purchase from Vendor

Except for the Purchaser's right under this Agreement to purchase the Purchased Company Interests, no Person has any agreement, arrangement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, arrangement, option, understanding or commitment for the acquisition of any of the Purchased Company Interests from the Vendor.

3.58 Export Controls

The Vendor is not a Person with whom transactions are prohibited or limited under any Law, including economic sanctions laws, freezing of assets laws or export control laws, including those administered by the governments of Canada or the United States of America. The Vendor has not committed any violation of any economic sanctions laws, freezing of assets laws or export control laws.

3.59 Residency of Vendor Members

Except as set out in Section 3.59 of the Vendor Disclosure Letter and to the knowledge of the Vendor, each Vendor Member is a "United States person" as defined for the purposes of the U.S. Tax Act.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OSISKO PARTIES

The Osisko Parties represent and warrant to the Vendor as of the date hereof and as of the Closing Date as follows, and acknowledge and confirm that the Vendor is relying upon such representations and warranties in connection with the sale of the Purchased Company Interests:

4.1 Corporate Status and Authorization and Approval

The Osisko Parties and the Osisko Subsidiaries are corporations duly formed and validly existing under the laws of their jurisdictions of existence. The boards of directors of the Osisko Parties have or will have by the Closing Time taken all necessary corporate actions, steps and other proceedings to approve and authorize the Acquisition. Each of Osisko and the Purchaser has good and sufficient right and authority to enter into this Agreement, the Ancillary Agreements to which it is a party and all other agreements to which it is a party in connection with the Acquisition and to perform all of its obligations under such agreements.

4.2 Execution and Binding Obligation

This Agreement has been duly executed and delivered by each of Osisko and the Purchaser and the Agreement constitutes a legal, valid and binding obligation of each of Osisko and the Purchaser, enforceable against each of them in accordance with its terms. When each Ancillary Agreement and each other agreement to which Osisko and/or the Purchaser is or will be a party in connection with the Acquisition has been duly executed and delivered by Osisko and/or the Purchaser, as applicable, such Ancillary Agreement or such other agreement will constitute a legal, valid and binding obligation of Osisko and/or the Purchaser, as applicable, enforceable against it in accordance with its terms.

4.3 No Conflict with Constating Documents, Authorizations, Contracts and Laws

The execution, delivery and performance by each of Osisko or the Purchaser of the agreements to which each of them is a party in connection with the Acquisition, including this Agreement and the Ancillary Agreements, and the completion of the transactions contemplated by this Agreement, will not constitute or result in a material violation or breach of, or conflict with:

(a) any term or provision of the articles, by-laws or other constating documents of Osisko or the Purchaser;

(b) the terms of any material Contract to which Osisko or the Purchaser is a party or by which it is bound or give any Person the right to terminate or amend any material Contract, cause the acceleration of any obligations of Osisko or the Purchaser under any material Contract or result in any additional or more onerous obligation on Osisko or the Purchaser under any Contract except as specified in Section 4.3(b) of the Purchaser Disclosure Letter;

(c) any term or provision of any of the Authorizations of Osisko or the Purchaser except as specified in Section 4.3(c) of the Purchaser Disclosure Letter;

(d) any order or judgment of any Governmental Authority applicable to Osisko or the Purchaser; or

(e) subject to obtaining the approval of the TSX-V in connection with the Acquisition and the issuance of the Consideration Shares, any Law.

4.4 Required Authorizations and Required Consents

(a) Subject to obtaining the approval of the TSX-V in connection with the Acquisition and the issuance of the Consideration Shares, there is no requirement for Osisko or the Purchaser to obtain any Authorization from, make any filing with, or give notice to, any Governmental Authority in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement , except for the Authorizations, filings and notices set out in Section 4.4(a) of the Purchaser Disclosure Letter.

(b) There is no requirement for Osisko or the Purchaser to obtain any consent or approval from, or to give notice to, a party under any material Contract to the which it is a party, in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for the consents, approvals and notices set out in Section 4.4(b) of the Purchaser Disclosure Letter.

4.5 Capitalization of Osisko

(a) The authorized share capital of Osisko consists of an unlimited number of Osisko Shares. As of the close of business on the Business Day prior to the date of this Agreement, there are issued and outstanding 133,238,455 Osisko Shares. All issued and outstanding Osisko Shares have been duly authorized and validly issued, are fully paid and non-assessable.

(b) As of the close of business on the Business Day prior to the date of this Agreement, an aggregate of 2,093,600 Osisko Shares are issuable upon the exercise of options exercisable into Osisko Shares, 239,350 Osisko Shares are issuable upon the vesting of deferred shares units exercisable into Osisko Shares, 1,046,550 Osisko Shares are issuable upon the vesting of restricted share units exercisable into Osisko Shares and 14,789,373 Osisko Shares are issuable upon the exercise of warrants exercisable into Osisko Shares.

(c) Except as set out in Section 4.5(b) above or in Section 4.5(c) of the Purchaser Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Osisko of any securities of Osisko (including Osisko Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Osisko (including Osisko Shares) or any of the Osisko Subsidiaries.

4.6 Osisko Records

All corporate actions taken by Osisko have been in material compliance with its constating documents and in material compliance with Laws. Without limiting the generality of the foregoing: (i) Osisko has properly passed and filed all amendments to its constating documents and government filings; (ii) Osisko has approved and completed all Osisko Shares issuances in accordance with applicable Laws and maintained the registers of securities which Osisko maintains accurately and completely; (iii) the directors and members of Osisko have properly passed all resolutions and duly called and held all meetings; and (iv) all current and former directors and officers of Osisko have been elected or appointed (or were removed or resigned, as the case may be) in accordance with its constating documents.

4.7 Subsidiaries and Other Interests

(a) Except as disclosed in Section 4.7(a) of the Purchaser Disclosure Letter, Osisko beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Purchaser and the Osisko Subsidiaries, free and clear of all encumbrances, and Osisko is entitled to the full beneficial ownership of all shares in the Purchaser and the Osisko Subsidiaries. All of such shares in the capital of the Purchaser and the Osisko Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares free and clear of any liens. None of the outstanding securities of the Purchaser or any Osisko Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Purchaser or such Osisko Subsidiaries.

(b) Except as disclosed in Section 4.7(b) of the Purchaser Disclosure Letter, there are no options, warrants, purchase rights, or other contracts or commitments entitling any Person, other than Osisko, the Purchaser or any of the Osisko Subsidiaries, to purchase or acquire any securities of the Purchaser or any of the Osisko Subsidiaries.

4.8 Consideration Shares

Subject to applicable Securities Laws (including the approval of the TSX-V pursuant to the rules and policies of the TSX-V), Osisko has the full and lawful right and authority to issue the Consideration Shares in accordance with this Agreement, and on Closing such Consideration Shares (i) will be issued as fully paid and non-assessable shares of Osisko, (ii) will be duly registered as directed by the Vendor, in accordance with Section 2.5, in the books and registers of Osisko's transfer agent, and (iii) will be duly listed and posted for trading on the TSX-V.

4.9 Financial Matters

The audited consolidated financial statements of Osisko for the financial years ended December 31, 2020 and 2019 and the notes thereto and the report by Osisko's auditors thereon, and the unaudited interim financial statements of Osisko for the three and nine months ended September 30, 2021 and 2020 and the notes thereto and in each case the related management's discussion and analysis (collectively, the "Osisko Financial Statements"), were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and fairly present in all material respects the consolidated financial condition of Osisko at the respective dates indicated its financial performance and its cash flows for the respective periods. None of Osisko, the Purchaser or the Osisko Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Osisko Financial Statements.

4.10 No Undisclosed Liabilities

Except as disclosed in Section 4.10 of the Purchaser Disclosure Letter, there are no material Liabilities of Osisko of any kind whatsoever, and there is no basis for assertion against Osisko of any material Liabilities of any kind, other than:

(a) Liabilities disclosed or provided for in the Osisko Financial Statements; or

(b) Current Liabilities incurred since the respective dates of the Osisko Financial Statements which were incurred in the Ordinary Course.

4.11 No Undisclosed Indebtedness

Except as disclosed in this Agreement or the Osisko Financial Statements, Osisko has no bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance, and Osisko is under no obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance.

4.12 Conduct of Business in the Ordinary Course

Since December 31, 2020, except as disclosed in the Public Disclosure Record Osisko's business been conducted in the Ordinary Course.

4.13 Authorizations

Osisko holds all material Authorizations required for it to conduct its business as previously and currently conducted in compliance with all Laws. Osisko is in material compliance with all terms and conditions of the Authorizations, and all Authorizations are in good standing, valid and subsisting. There are no proceedings in progress, pending or, to the knowledge of Osisko, threatened, that could result in the revocation, cancellation or suspension of any of its Authorizations. Osisko is not subject to any legislation or any judgment, order or requirement of any Governmental Authority which is not of general application to Persons carrying on a business similar to the business of Osisko. To the knowledge of Osisko, there are no facts or circumstances that could significantly affect the ability of Osisko to continue to operate the business of Osisko as presently conducted by it following the completion of the Acquisition.

4.14 Compliance with Laws

Osisko is operating its business and has always operated its business in compliance with all Laws in all material respects.

4.15 Compliance with Anti-Corruption Laws

Neither Osisko nor, to the knowledge of Osisko, any director or officer, employee, agent or other person acting on behalf of Osisko has, in relation to its business:

(a) made any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(b) made any direct or indirect unlawful payment to any Governmental Authority official;

(c) violated or is in violation of any provision of Anti-Corruption Laws; or

(d) employed any government or political official of any country to act on behalf of Osisko.

No Legal Proceeding by or before any Governmental Authority or any arbitrator involving Osisko with respect to Anti-Corruption Laws is in progress, pending or, to the knowledge of Osisko, threatened.

4.16 Compliance with Anti-Money Laundering Laws

Osisko has conducted its business in compliance with all Anti-Money Laundering Laws and no Legal Proceeding by or before any Governmental Authority or any arbitrator involving Osisko with respect to the Anti-Money Laundering Laws is in progress, pending or, to the knowledge of Osisko, threatened.

4.17 Compliance with Export Controls and Economic Sanctions Laws

Osisko has all Authorizations required for the operation of its business pursuant to applicable export controls or economic sanctions laws and is in compliance with all such Authorizations. Osisko has not made any voluntary disclosure to any Governmental Authority under economic sanctions laws, freezing of assets laws or export control laws and, to the knowledge of Osisko, Osisko has not been the subject of any investigation or inquiry by a Governmental Authority regarding its compliance with any such laws and nor has it been assessed any fine or penalty in regard to such compliance.

4.18 Reporting Status and Securities Laws Matters

Osisko is a "reporting issuer" and not on the list of reporting issuers in default under Applicable Securities Laws in each of the Provinces of British Columbia, Alberta and Quebec. Osisko is not subject to any continuous or periodic or other disclosure requirements under any Applicable Securities Laws other than the Applicable Securities Laws of the Provinces of British Columbia, Alberta and Quebec. Osisko has not taken any action to cease to be a reporting issuer in any of British Columbia, Alberta or Quebec nor has it received notification from any Securities Regulator seeking to revoke the reporting issuer status of Osisko. The Osisko Shares are listed for trading on the TSX-V and are not listed for trading on any other securities exchange as a result of any application made by Osisko. No delisting, suspension of trading in or cease trading order with respect to any securities of Osisko and, to the knowledge of the Osisko, no inquiry or investigation (formal or informal) of any Securities Regulator or the TSX-V is in effect or ongoing or, to the knowledge of Osisko, expected to be implemented or undertaken with respect to the foregoing.

4.19 Continuous Disclosure

From and after November 23, 2020, Osisko is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since November 23, 2020, which has not been publicly disclosed. The information and statements in the Public Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on www.sedar.com and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. Osisko has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of Osisko, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Applicable Securities Laws.

4.20 Stock Exchange Compliance

Osisko has not taken any action which would reasonably be expected to result in the delisting or suspension of the Osisko Shares on or from the TSX-V and Osisko is currently in compliance with the rules and policies of the TSX-V.

4.21 Title to Assets

Except as disclosed in the Public Disclosure Record and Section 4.21 of the Purchaser Disclosure Letter, Osisko has sole legal and beneficial ownership of, and as applicable, good and marketable title to, all the material properties and assets it purports to own, including the Osisko Properties and the properties and assets reflected in the Osisko Financial Statements and all material properties and assets acquired by Osisko since the date of the Osisko Financial Statements, free and clear of all Encumbrances whatsoever, and to the knowledge of Osisko, none of the properties and assets it purports to own is subject to any reversionary right or expropriation proceeding which would invalidate any such property or asset except for:

(a) the properties and assets disposed of, utilized or consumed by Osisko since the date of the Osisko Financial Statements in the Ordinary Course; or

(b) as disclosed in Section 4.21 of the Purchaser Disclosure Letter.

Except as disclosed in Section 4.21 of the Purchaser Disclosure Letter, no Person other than Osisko owns any material properties or assets that are being used in the business of Osisko.

4.22 Mining Rights

Osisko or an Osisko Subsidiary, as applicable, hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, including access and surface rights, recognized in the jurisdiction in which the Osisko Properties are located in respect of the ore bodies and specified minerals located in the Osisko Properties as described in the Public Disclosure Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments.

4.23 Indigenous Matters

Other than as described in the Public Disclosure Record or as disclosed in Section 4.23 of the Purchaser Disclosure Letter, to the knowledge of Osisko, there are no:

(a) (i) material operations and assets associated with the Osisko Properties that are subject to any Indigenous Claims; or (ii) current or pending Indigenous Claims affecting the operations and assets associated with the Osisko Properties;

(b) offers to or, written or oral agreements with, Indigenous Persons to provide benefits, pecuniary or otherwise, with respect to any of the operations and assets associated with the Osisko Properties that could affect any of the Osisko Properties; or

(c) material disputes or disturbances involving local communities that could affect any of the Osisko Properties.

4.24 Material Contracts in Good Standing

Osisko has performed all of the obligations required to be performed by it prior to the Closing Time and is entitled to all benefits under, and is not in default or alleged to be in default in respect of, any material Contracts to which Osisko or an Osisko Subsidiary is a party (the "Osisko Material Contracts"). All Osisko Material Contracts are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a material default under any Osisko Material Contract. To the knowledge Osisko, the other parties to the Osisko Material Contracts are not in default or breach of any of their obligations under such contracts and have the capacity to continue to perform all of their respective obligations under the Osisko Material Contracts. All Osisko Material Contracts have been filed on www.sedar.com.

4.25 Labour and Employment Matters

(a) There are no existing or, to the knowledge of Osisko, threatened attempts to organize, certify or establish any trade union, employee association or similar organization with respect to any employees of Osisko.

(b) There are no existing or, to the knowledge of Osisko, threatened strikes, labour disputes, work slow-downs or stoppages, grievances, controversies or other labour relations difficulties or concerted actions pertaining to Osisko.

(c) Osisko has materially complied with all Laws relating to the employment of its current and former employees, including all Laws concerning statutory employment standards, labour standards, taxation, human rights, privacy, occupational health and safety, pay equity, employment equity, accessibility, immigration and workers' compensation.

(d) Osisko is not subject to any material complaints or Legal Proceedings filed or commenced against it pursuant to any Laws relating to the employment of employees or engagement of contractors, or any material complaints or Legal Proceedings by current or former employees or contractors of Osisko or their dependents (including any claim for wrongful dismissal, constructive dismissal or any other tort claim), and to the knowledge of Osisko, no such complaint or Legal Proceeding has been threatened and there is no basis for any such complaint or Legal Proceeding.

(e) All amounts due and payable by Osisko to its former and current employees and contractors have been paid in full and all amounts accruing due to same have been accurately reflected in the financial records of Osisko.

(f) There are no pending charges, outstanding compliance orders, inspection orders or other similar orders issued by a Governmental Authority under the any occupational health and safety Laws relating to Osisko, and to the knowledge of Osisko, no investigation is ongoing or contemplated with respect to a potential charge or order. Osisko has complied in all material respects with any orders issued under any occupational health and safety Laws.

(g) To the knowledge of Osisko, no employee or former employee and no contractor or former contractor is in violation of any applicable covenant regarding confidentiality, protection of intellectual property, non-solicitation or non-competition.

4.26 Employee Plans

Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by Osisko or an Osisko Subsidiary for the benefit of any current or former director, officer, employee, or consultant of Osisko or any Osisko Subsidiary, as applicable (the "Osisko Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Osisko Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws.

4.27 Tax Matters

All Taxes due and payable by Osisko or any Osisko Subsidiary have been paid. All Tax Returns required to be filed by Osisko and the Osisko Subsidiaries have been timely filed with all appropriate Governmental Authorities and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of Osisko, no examination of any tax return of Osisko or any Osisko Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by Osisko or any Osisko Subsidiary.

4.28 Environmental Matters

(a) Osisko and the Osisko Subsidiaries are in material compliance with all Environmental Laws and all operations on the Osisko Properties carried on by or on behalf of Osisko and the Osisko Subsidiaries, have been conducted in all material respects in accordance with good mining, exploration and engineering practices;

(b) Neither Osisko nor any Osisko Subsidiary has used, except in material compliance with all Environmental Laws and Authorizations, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport, or handle any Hazardous Substance.

(c) Osisko and the Osisko Subsidiaries have not, and to the knowledge of Osisko, no predecessor of Osisko has, received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, that remains pending or unresolved which would reasonably be expected to result in material loss or liability.

(d) There are no past unresolved claims, complaints, notices or requests for information received by Osisko from any Governmental Authority with respect to any alleged material violation of any Environmental Laws by Osisko.

(e) Except as ordinarily or customarily required by applicable permit, neither Osisko nor any Osisko Subsidiary has received any notice by a Governmental Authority wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Osisko and the Osisko Subsidiaries have not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

(f) There are currently no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against Osisko or any Osisko Subsidiary.

4.29 Scientific and Technical Information

Osisko and the Osisko Subsidiaries, as applicable, are in compliance with the provisions of NI 43-101 and Osisko has filed all technical reports in respect of its material properties required thereby, which remain current as at the date hereof. The Cariboo Technical Report complies in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Cariboo Gold Project since the date thereof that would require a new technical report in respect of such property to be issued under NI 43-101. Osisko and the Osisko Subsidiaries, or to the knowledge of Osisko, any predecessor thereof, made available to the authors of the Cariboo Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by such authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Disclosure Record relating to scientific and technical information, including the estimates of the mineral resources of the Cariboo Gold Project, have been prepared in accordance with Canadian industry standards set forth in NI 43-101 and in compliance with Applicable Securities Laws. The method of estimating the mineral resources has been verified by mining experts who are "qualified persons" (within the meaning of NI 43-101), all material assumptions underlying the mineral resource estimates are reasonable and appropriate, the information upon which the estimates of mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

4.30 Reclamation Bonds

The Public Disclosure Record sets forth a description of all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guarantying performance of obligations with respect to the operation, closure, reclamation or remediation of the Osisko Properties (the "Osisko Reclamation Bonds") and no Governmental Authority has called on any of the Osisko Reclamation Bonds.

4.31 Litigation

Except as disclosed in the Public Disclosure Record and in Section 4.31 of the Purchaser Disclosure Letter, there are no material Legal Proceedings, whether pending, in progress against or involving Osisko, nor, to the knowledge of Osisko are any such Legal Proceedings threatened. To the knowledge of Osisko, no event has occurred which might give rise to any of the foregoing proceedings and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority to which Osisko is subject.

4.32 Non-Arm's Length Matters

Except for as set out in the Osisko Financial Statements and except for usual compensation paid in the Ordinary Course, Osisko has not made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any current or former officer, director, employee or shareholder of Osisko, or to any Person not dealing at Arm's Length with any of the foregoing.

4.33 No Solvency or Reorganization Proceedings

Osisko is not insolvent and no proceedings have been taken or authorized by Osisko or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Osisko, or with respect to any amalgamation, merger, consolidation, arrangement, receivership or reorganization of, or relating to, Osisko and, to the knowledge of Osisko, no such proceedings have been threatened by any other Person. No events have occurred that could result in such proceedings being brought.

4.34 Brokerage and Finder's Fees

Neither Osisko nor its Representatives have retained any broker, finder, financial advisor or agent or incurred any Liabilities or obligations to pay any fees, commissions or other similar forms of compensation to any broker, finder, financial advisor or agent with respect to the Acquisition.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1 Survival of Representations and Warranties

The representations and warranties made by the Vendor contained in this Agreement will survive the Closing and will continue in full force and effect for the benefit of the Osisko Parties for a period of 24 months following the Closing Date. The Vendor will not have liability with respect to any representation or warranty it makes in this Agreement after the end of the survival period specified in this Section 5.1 unless the Purchaser has provided written notice of its claim regarding the representations and warranties before the end of the survival period specified in this Section 5.1, in which case liability for such claim will survive and continue in full force and effect until the final determination of such claim or the expiry of the limitation period under applicable Law, whichever is sooner.

5.2 Survival of Representations and Warranties of the Osisko Parties

The representations and warranties made by the Osisko Parties contained in this Agreement will survive the Closing and will continue in full force and effect for the benefit of the Vendor for a period of 12 months following the Closing Date. The Osisko Parties will not have liability with respect to any representation or warranty it makes in this Agreement after the end of the survival period specified in this Section 5.2 unless the Vendor has provided written notice of its claim regarding the representations and warranties before the end of the survival period specified in this Section 5.2, in which case liability for such claim will survive and continue in full force and effect until the final determination of such claim or the expiry of the limitation period under applicable Law, whichever is sooner.

5.3 Fraud

Notwithstanding Section 5.1 and Section 5.2, in the event of fraud or fraudulent misrepresentation, intentional misrepresentation, willful misconduct or breach or criminal conduct with respect to any representation or warranty, such representation or warranty will survive and continue in full force and effect indefinitely.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Access

(a) During the Interim Period, the Vendor shall, and shall cause the Company to:

(i) upon reasonable notice from Osisko, give the Osisko Parties and its lenders, potential lenders and potential investors, during normal business hours, access to inspect all Company Properties, all other premises used in the Business (including, without limitation, all offices of the Company), and all other property, Assets, Contracts, Company Records, books and other documents, data and information related to the Company as Osisko Parties or any of its Representatives may reasonably request, as well as access to the Company's management personnel during normal business hours;

(ii) give one Representative of the Osisko Parties that has been designated by the Osisko Parties in writing, during normal business hours, access to all Company Properties, all other premises used in the Business (including, without limitation, all offices of the Company), and all other property, Assets, Contracts, Company Records, books and other documents, data and information related to the Company as such Representatives may reasonably request, as well as access to the Company's management personnel during normal business hours;

(iii) provide copies to Osisko or its Representatives, lenders, potential lenders, and potential investors, of all Contracts, Tax Returns, Financial Statements, information regarding employees, customers and suppliers, and all such additional financial, operating and other information related to the Company as Osisko or any of its Representatives may reasonably request to make a thorough examination of the Company, its Business, Assets and operations;

(iv) have senior personnel of the Company available to respond to inquiries from Osisko during normal business hours; and

(v) upon request of Osisko, execute, or cause to be executed, such consents and authorizations as may be necessary or desirable to enable Osisko and its Representatives to obtain access to all records, search results and information maintained by any Governmental Authority or other Persons in respect of the Business, Owned Real Properties, Leased Premises, Assets, Liabilities and Taxes.

(b) No investigation made by the Osisko Parties or their Representatives into the Company, its Business, Assets and operations will diminish or affect the Osisko Parties' right to rely on a representation or warranty made by the Vendor in this Agreement, the Ancillary Agreements or in any other agreement delivered pursuant to this Agreement.

6.2 Conduct of Business during the Interim Period

(a) During the Interim Period, the Vendor shall, and shall cause the Company to, operate the Business in the Ordinary Course consistent with the Company Budget, and without limiting the generality of the foregoing, do the following:

(i) Ensure that the Company does not make any amendments to the Company Budget without the prior written consent of the Osisko Parties;

(ii) maintain all of the Assets in the same condition as they now exist, ordinary wear and tear excepted;

(iii) maintain the Company's books, records and accounts in the Ordinary Course;

(iv) maintain the Inventory of the Business in order to continue carrying on the Business in the Ordinary Course in accordance with the Company Budget;

(v) take all action to preserve the Business and the goodwill of the Company and its relationships with suppliers, landlords, creditors and others having business dealings with it, to maintain in full force and effect all Contracts to which the Company is a party, and take all other action reasonably requested by Osisko in order that the Business and the Condition of the Company will not be impaired during the Interim Period;

(vi) keep available the services of its present officers and employees;

(vii) ensure that the Company performs and complies with all of its obligations under all Contracts and complies with all Authorizations;

(viii) ensure that the Company does not sell or otherwise dispose of (or pledge as security) any of its Assets, except Inventory in the Ordinary Course;

(ix) maintain adequate levels of Working Capital to carry on the Business in the Ordinary Course in accordance with the Company Budget;

(x) ensure that the Company does not create any Encumbrance upon any of its Assets, other than in the Ordinary Course (provided that the value does not exceed $100,000), or create any guarantees or otherwise become liable for the obligations of any other Person or make any loans or advances to any Person;

(xi) ensure that the Company does not increase or promise to increase, in any manner, the compensation or employee benefits of any of its directors, officers or employees, or pay or agree to pay to any of its directors, officers or employees any pension, severance or termination amount or other employee benefit not required by any of the Benefit Plans and programs described in the Vendor Disclosure Letter;

(xii) keep in full force and effect all of the current insurance policies of the Company;

(xiii) collect and manage Accounts Receivable and pay and manage accounts payable in the Ordinary Course, including not writing off as uncollectible any Accounts Receivable that individually or in the aggregate is significant to the Company or is in excess of $100,000;

(xiv) ensure that the Company does not declare or pay any dividends, redeem or repurchase any membership interests or other securities in its capital or make any other distributions in respect of its shares;

(xv) take all actions within its reasonable control to ensure that the representations and warranties of the Vendor in Article 3 remain true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of the Closing Time;

(xvi) subject to Laws, confer with Osisko concerning operational matters of a material nature; and

(xvii) keep the confidentiality of any non-public confidential or proprietary information of the Business or the Company.

(b) Without limiting the generality of the foregoing, during the Interim Period, the Vendor will not, except with the prior written consent of Osisko or as set out in Section 6.2(b) of the Vendor Disclosure Letter, allow the Company to:

(i) amend or approve any amendment to its articles, by-laws or other constating documents;

(ii) enter into any agreement with respect to the Business, except agreements made in the Ordinary Course and which involve financial obligations of less than $100,000;

(iii) terminate or waive any right of substantial value to the Business;

(iv) make any payments of whatsoever nature outside of the Ordinary Course to the Vendor or its Affiliates other any repayment of any Company Indebtedness other than the Vendor Loan;

(v) make any capital expenditure or commitment to do so which individually or in the aggregate would exceed $100,000 other than Company Budgeted Expenditures;

(vi) incur any increase in Indebtedness prior to the Closing Time;

(vii) make any material change with respect to any method of management, operation or accounting in respect of the Business;

(viii) remove the auditor or any director of the Company;

(ix) hire or terminate the employment of: (A) any officer of the Company; (B) any employee of the Company with a base compensation of $100,000 or more; or (C) any group of employees;

(x) compromise or settle any Legal Proceeding by any Governmental Authority relating to the Assets, the Business or Company;

(xi) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations or Environmental Permits, reclamation bonds, or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals; or fail to pay when due any amounts that are or become due to any Governmental Entity; or

(xii) authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

6.3 Notice of Untrue Representation or Warranty or Material Adverse Change

During the Interim Period, the Vendor shall:

(a) promptly advise Osisko in writing of: (a) any facts that come to their attention that would cause any of the representations and warranties made by them in this Agreement to be untrue in any respect; (b) any Material Adverse Change or any threatened occurrence of any event or condition that could result in or could reasonably be expected to result in a Material Adverse Change; or (c) an occurrence of any material damage or loss of any Asset;

(b) copy Osisko on all e-mail and other communications with CCMC relating to the Company and give Osisko reasonable advanced notice of any meetings to be held among the Vendor and CCMC (whether in person, by telephone or by other means, other than the response to any telephone calls initiated by CCMC) and of the general nature of the subject matter to be discussed at such meetings, and Osisko shall be permitted to attend such meetings at its option; and

(c) provide written updates to Osisko on a weekly basis, which updates shall include reporting on key exploration, development and production metrics and financial metrics, in each case expressed in absolute terms and in terms relative to the Company Budget.

No disclosure by the Vendor pursuant to this Section 6.3 will be deemed to amend or supplement the Vendor Disclosure Letter or the representations and warranties made under this Agreement, nor will operate to prevent or cure any breach or inaccuracy of a representation and warranty or breach or non-performance of a covenant.

6.4 Actions to Satisfy Closing Conditions

During the Interim Period, the Vendor and Osisko Parties shall take all actions within their power and control to satisfy and fulfill the conditions set out in Section 7.1 and Section 7.3, respectively, including, without limitation, negotiating and finalizing the form of each Ancillary Agreement to be delivered at Closing.

6.5 Request for Consents

Prior to Closing, the Vendor shall use commercially reasonable efforts to obtain or provide, as the case may be, all consents, approvals and notices required pursuant to all Contracts to which the Company is a party in order to successfully complete the Acquisition, including the Required Consents and all other consents and approvals in compliance with all Laws. Such consents, approvals and notices will be upon such terms as are acceptable to Osisko, acting reasonably. If the Osisko Parties complete the transactions contemplated by this Agreement on the Closing Date notwithstanding that any of such consents or approvals have not been obtained, no waiver of any such consent requirement will be inferred, and the Vendor shall use commercially reasonable efforts, with the cooperation of the Osisko Parties, to obtain such consents and approvals as soon as is reasonably possible after Closing. The Vendor shall also use commercially reasonable efforts to assist the Osisko Parties with filing all necessary applications and transferring, assigning or obtaining all necessary Authorizations (including, but not limited to, Authorizations necessary for mining and exploration-related activities and Environmental Permits).

6.6 Assistance with Financial Statements and Technical Report

(a) The parties acknowledge that the Vendor has provided to Osisko the Financial Statements of the Company listed in Section 3.13. If Osisko requires financial statements to be prepared in accordance with International Financial Reporting Standards, the Vendor agrees to provide such assistance to Osisko in connection with the conversion and audit (for the periods required) of the financial statements from GAAP to International Financial Reporting Standards, as may be reasonably requested by Osisko in order to complete such conversion.

(b) Prior to Closing and as soon as reasonably practicable after the date hereof, and in any event within 60 days following the Closing Date, the Vendor will, at the expense of the Purchaser, cause to be prepared by an independent third party technical consultant a current independent technical report for the Trixie Mine prepared in accordance with the requirements of NI 43-101, which technical report shall be addressed and delivered to the Purchaser.

6.7 Tax Returns

(a) The Vendor shall, and shall cause the Company to, at the Vendor's sole cost and expense, prepare and timely file, all income tax returns of the Company due on or prior to the Closing Date, and such income tax returns will be prepared on a basis consistent with past practice and accounting methods of the Company and the Tax Representations and Warranties.

(b) The Vendor shall, at the Vendor's sole cost and expense, prepare, or cause to be prepared, and the Purchaser shall assist the Vendor in timely filing, all income tax returns of the Company that are required to be filed after the Closing Date with respect to any periods ending on or prior to the Closing Date. Such income tax returns shall be prepared on a basis consistent with past practice and accounting methods of the Company and the Tax Representations and Warranties. The Vendor shall submit to the Purchaser draft copies of such income tax returns for the Purchaser's review and comment at least 30 days prior to filing, and the Vendor shall take into account, acting reasonably, the Purchaser's comments in respect of such income tax returns.

(c) After the Closing Date, the Purchaser and the Vendor shall cooperate with each other as and to the extent reasonably requested by the other Party in connection with Tax matters relating to the Company or the transactions contemplated by this Agreement, including: (i) the preparation and filing of any Tax Returns (including any extensions thereto); (ii) the examination of Tax Returns; and (iii) any audit, administrative or judicial proceeding with respect to Taxes assessed or proposed to be assessed. Such cooperation will include the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax proceeding and making employees available on a mutually convenient basis to provide additional information with respect to any Tax proceeding and explanation of any material provided under this Agreement.

(d) The Vendor shall ensure that as of the Closing Time, the Company is in possession of all books and records relating to Tax matters pertinent to the Company relating to any pre- Closing Date tax period. For a period of four years after the Closing Date, the Purchaser will retain, or cause the Company to retain, such books and records of the Company in a manner reasonably consistent with prior practice of the Company. Upon reasonable notice from the Vendor with a proper business purpose, the Purchaser will afford a Representative of the Vendor reasonable access (including the right to make, at the Vendor' expense, photocopies) to such books and records during normal business hours, and the Purchaser may have a Representative present during such period of access.

6.8 TSX-V Filings

(a) Following execution and delivery of this Agreement, Osisko shall use its reasonable commercial efforts to make such filings with the TSX-V as are required to complete the transactions contemplated by this Agreement (including the listing of the Consideration Shares) in accordance with the policies of the TSX-V (the "TSX-V Filings"), such TSX- V Filings to be made within three Business Days of the execution and delivery of this Agreement.

6.9 Confidentiality

(a) Each of Osisko and the Vendor acknowledges that it has previously entered into the Confidentiality Agreement and must comply with its obligations as set out in the Confidentiality Agreement until Closing. Upon Closing, the Confidentiality Agreement will terminate and Osisko will not be prevented from using or disclosing information with respect to the Company, Business or Assets, except that, neither Osisko nor the Vendor may disclose the contents of this Agreement, the Ancillary Agreements or any information in connection with the Acquisition or negotiations leading up to the Acquisition, without the prior written consent of the other Party or otherwise pursuant to Section 12.1 (Announcements). If the Acquisition does not occur, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) After the Closing, the Vendor shall hold, and shall use commercially reasonable efforts to cause its Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, the Business and the Assets, except to the extent that the Vendor can show that such information is generally available to and known by the public through no fault of the Vendor or any of its Representatives.

(c) If the Vendor or any of its Representatives are compelled to disclose any information, which by this Section 6.9 it has covenanted not to disclose, by judicial or administrative process or by other requirements of Law, the Vendor shall: (i) promptly notify Osisko in writing of such obligation to disclose; (ii) disclose only that portion of information that it or its Representatives are legally required to disclose in the opinion of their legal counsel; and (iii) at all times, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded to such information by the recipients thereof.

6.10 Company Indebtedness

Prior to the Closing Date, the Vendor shall cause the Company to repay all Company Indebtedness, other than the Vendor Loan, in full, so that at the Closing Time the Company will not have any Company Indebtedness outstanding or owing apart from the Vendor Loan.

6.11 Lock-Up Agreements

During the Interim Period the Vendor will use commercially reasonable efforts to obtain lock-up agreements ("Lock-Up Agreements") executed by (i) each Vendor Member that is a member of management of the Company (with respect to any membership interests of the Vendor held by such member of management directly as well as indirectly through a holding company) and (ii) Vendor Members who are not members of management of the Vendor and who hold, in the aggregate, at least 30% of the membership interests of the Vendor (the "Lock-Up Members") pursuant to which the applicable member of the Vendor will agree not to sell its Consideration Shares for a period of one year following Closing other than in accordance with the terms of the Lock-Up Agreement in a form agreed to by the Parties, acting reasonably.

6.12 Vendor Loan Release

During the Interim Period the Vendor shall use commercially reasonable efforts to obtain and deliver to the Osisko Parties the Vendor Loan Release executed by […***…]14, which Vendor Loan Release shall be in a form acceptable to the Osisko Parties, acting reasonably.

6.13 Pre-Closing Transactions

(a) Prior to Closing, the Vendor shall, with the assistance of the Osisko Parties, cause the Company to complete certain transactions or actions relating to the Assets ("Pre-Closing Transactions"), such as causing the Company to enter into the NSR Agreement with the Purchaser, as may be directed by the Osisko Parties, provided that the Company shall have no obligation to close on such transactions unless and until the Osisko Parties have confirmed to the Vendor in writing that the Osisko Parties are irrevocably obligated to proceed with Closing.

(b) The Osisko Parties shall provide to the Vendor, at least 10 Business Days prior to date of the proposed implementation of the Pre-Closing Transactions, drafts of the material documents that are required to implement the Pre-Closing Transactions (collectively, the "Pre-Closing Transactions Documents").

6.14 Vendor Reorganization

The Vendor shall commence the process to complete the Vendor Reorganization as soon as is practicable following the execution of the Agreement. In order to complete the Vendor Reorganization as required by the Agreement as expeditiously as possible Vendor shall elect to use the most expediated service offered at each opportunity regardless of the cost of such expediated services.

6.15 Approved Program Funding

If, during the Interim Period, the Company requires funds in connection with operating or capital expenditures set out in the Company Budget ("Approved Expenditures") and the Company does not have

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14 Competitive Information - Identifying Information.

sufficient working capital to fund such Approved Expenditures, then the Vendor shall deliver a written notice ("Request Notice") to the Osisko Parties indicating the amount of such shortfall together with supporting documentation acceptable to the Osisko Parties, acting reasonably, and the date the Vendor requires an Approved Expenditures Loan (as defined below), which date shall be not less than fifteen (15) Business Days following the date of delivery of the Request Notice. Following the Osisko Parties' approval of the supporting documentation provided in the Request Notice and upon execution and delivery by the Vendor to the Osisko Parties of a convertible loan agreement in a form acceptable to Osisko, acting reasonably (the "Approved Expenditures Convertible Loan Agreement"), Osisko will loan the Vendor an amount equal to the difference between the cost of the Approved Expenditures and Company's working capital that is acceptable to the Osisko Parties (the "Approved Expenditures Loan"). The Parties agree that the terms and conditions of the Approved Expenditures Loan set out in the Approved Expenditures Convertible Loan Agreement will be the same as the terms and conditions of the Osisko Convertible Loan set out in the Osisko Convertible Loan Agreement (unless otherwise agreed by the Parties in writing) except that (i) the principal amount of the Approved Expenditures Loan shall be the amount of the Approved Expenditures Loan; and (ii) the Osisko Parties shall have the right to convert the Approved Expenditures Loan into such percentage of membership or other equity interests in the Vendor as is equal to the quotient obtained by dividing (A) the quotient obtained by dividing the amount of the Approved Expenditures Loan by 12, by (B) the sum of (x) the aggregate number of issued and outstanding membership interests of the Vendor and (y) the quotient obtained by dividing the amount of the Approved Expenditures Loan by 12.

6.16 Credited Metals Statement

No later than five (5) Business Days prior to Closing, the Vendor shall deliver the Credited Metals Statement to the Osisko Parties for the Osisko Parties' review, comment and approval. The Vendor shall promptly provide the Osisko Parties with any information or documentation as the Osisko Parties may reasonably request in connection with their review of the Credited Metals Statement and make such amendments to the Credited Metals Statement as the Osisko Parties may reasonably request, prior to the approval of the Credited Metals Statement by the Osisko Parties and once so approved, the Credited Metals Value set out in the approved Credited Metals Statement shall be the Credited Metals Value used to determine the Credited Metals Payment.

ARTICLE 7

CONDITIONS

7.1 Conditions to the Obligations of the Osisko Parties

The obligation of the Osisko Parties to complete the transactions contemplated by this Agreement is subject to the following conditions being fulfilled or performed at or before the Closing Time:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement and in all applicable Ancillary Agreements will be true and accurate in all respects on the date hereof and as at the Closing Time in all respects with the same force and effect as though such representations and warranties had been made as of the Closing Time (or, if made as of a particular date, as of such date).

(b) Performance of Covenants. The Vendor will have fulfilled, performed or complied with, or caused the Company to fulfill, perform or comply with all covenants and obligations contained in this Agreement and in all applicable Ancillary Agreements required by them to be fulfilled, performed or complied with at or before the Closing Time, in all respects.

(c) Certificate. The Vendor will have executed and delivered to the Osisko Parties a certificate in such form as Vendor's Counsel and Purchaser's Counsel agree confirming that each of the conditions set forth in Section 7.1(a) and Section 7.1(b) have been satisfied.

(d) Consents. All Required Consents will have been obtained or given by the Vendor, as the case may be, and delivered to the Osisko Parties on terms acceptable to the Osisko Parties, in their sole discretion, and all such Required Consents will be in full force and effect as at the Closing Time.

(e) Authorizations. All Required Authorizations will have been obtained or given by the Vendor, as the case may be, and delivered to the Osisko Parties on terms acceptable to the Osisko Parties, in their sole discretion, and all such Required Authorizations will be in full force and effect as at the Closing Time.

(f) Repayment of Company Indebtedness. The Company will have repaid in full all Company Indebtedness other than the Vendor Loan, and the Vendor shall have provided to the Osisko Parties evidence, in form and substance satisfactory to the Osisko Parties, of such repayment in full.

(g) TSX-V Approval. The TSX-V shall have conditionally approved the completion of the Acquisition and the listing of the Consideration Shares on terms and conditions reasonably satisfactory to Osisko.

(h) Closing Deliverables. The Vendor will have executed and delivered to, or will have caused to be executed and delivered to, the Osisko Parties at Closing the documents set out in Section 8.2(a) in form and substance satisfactory to the Osisko Parties, acting reasonably.

(i) No Conflict. Neither the consummation of the transactions nor the performance of the obligations contemplated by this Agreement or any of the Ancillary Agreements will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with any Law.

(j) Material Adverse Change. As of the Closing Date, no Material Adverse Change will have occurred in connection with the Company's Assets, Business or Condition, and no Law will have been introduced which might reasonably be expected to constitute a Material Adverse Change.

(k) Title Opinion. The Osisko Parties will have received a title opinion with respect to patented mining claims selected by the Osisko Parties surrounding the Trixie and Burgin mines, which title opinion shall not include any material adverse changes as compared to the information set forth in the title insurance policy issued by […***…]15.

(l) United States Approvals. Any approvals required by the Hart Scott Rodino Act or the U.S. Securities Act shall have been obtained.

(m) CCMC Acquisition. The CCMC Acquisition will have been completed.

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15 Competitive Information - Identifying Information.

7.2 Waiver or Termination by Osisko Parties Upon Unfilled Condition

If any condition in Section 7.1 has not been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Osisko Parties to comply with their respective obligations under this Agreement, then the Osisko Parties may in their sole discretion may, without limiting any rights or remedies available to the Osisko Parties at Law, either:

(a) terminate this Agreement by notice to the Vendor, as provided in Section 11.1(b); or

(b) waive compliance with any such condition without prejudice to the Osisko Parties' right of termination in the event of non-fulfilment of any other condition.

7.3 Conditions to the Obligations of the Vendor

The obligation of the Vendor to complete the transactions contemplated by this Agreement are subject to the following conditions being fulfilled or performed at or before the Closing Time:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Osisko Parties contained in this Agreement and in all applicable Ancillary Agreements will be true and accurate in all respects on the date hereof and as at the Closing Time in all respects with the same force and effect as though such representations and warranties had been made as of the Closing Time (or, if made as of a particular date, as of such date).

(b) Performance of Covenants. The Osisko Parties will have fulfilled, performed or complied with all covenants and obligations contained in this Agreement and in any Ancillary Agreement required by them to be fulfilled, performed or complied with at or before the Closing Time in all respects.

(c) Certificate. The Osisko Parties will have executed and delivered to the Vendor a certificate in such form as Vendor's Counsel and Purchaser's Counsel agree confirming that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Closing Deliverables. The Osisko Parties will have executed and delivered to the Vendor at Closing the documents set out in Section 8.2(b) in form satisfactory to the Vendor, acting reasonably.

(e) No Conflict. Neither the consummation of the transactions nor the performance of the obligations contemplated by this Agreement or any of the Ancillary Agreements will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with any Law.

(f) CCMC Waiver. CCMC shall have either (i) delivered the signed CCMC Waiver to the Parties or (ii) not responded to the waiver request set out in the CCMC Waiver prior to the expiration of the applicable time period in the JV Agreement required for CCMC to exercise its right pursuant to Section 20.4 of the JV Agreement.

(g) Vendor Reorganization. The Vendor Reorganization will have been completed.

7.4 Waiver or Termination by Vendor Upon Unfilled Condition

If any condition in Section 7.3 has not been fulfilled at or before the Closing Time or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor in its sole discretion may, without limiting any rights or remedies available to the Vendor at Law, either:

(a) terminate this Agreement by notice to the Osisko Parties, as provided in Section 11.1(c); or

(b) waive compliance with any such condition without prejudice to the Vendor's right of termination in the event of non-fulfilment of any other condition.

ARTICLE 8

CLOSING PROCESS AND DELIVERABLES

8.1 Date, Time and Place of Closing

The closing of the Acquisition will occur at the Closing Time electronically, or at such place or in such other manner as the Parties may agree in writing (the "Closing"). The Closing will be effective as of the Closing Time.

8.2 Closing Deliverables

(a) At or before the Closing Time, the Vendor shall execute and deliver, or cause to be executed and delivered, to the Osisko Parties the following in form and substance satisfactory to the Osisko Parties, acting reasonably:

(i) certificates representing the Purchased Company Interests accompanied with duly executed transfer forms or duly issued certificates representing the Purchased Company Interests in the name of the Purchaser, in either case, together with security registers evidencing that the Purchaser is the sole holder of the Purchased Company Interests free and clear of all Encumbrances;

(ii) certified copies of: (A) the Company Governance Documents; and (B) all necessary director and member resolutions, authorizations and proceedings of the Vendor and the Company that are required to be taken or obtained to permit the valid transfer and registration of the Purchased Company Interests to and in the name of the Purchaser and the completion of such other transactions contemplated by this Agreement and the Ancillary Agreements, as applicable;

(iii) a certificate of status, compliance, good standing or like certificate with respect to the Company issued by the appropriate government official of the jurisdiction of its formation and of each jurisdiction in which the Company carries on business as set out in Section 3.1 of the Vendor Disclosure Letter;

(iv) the certificate referred to in Section 7.1(c);

(v) the Ancillary Agreements to which the Vendor or the Company is a party executed by the Vendor or the Company, as applicable;

(vi) the Lock-Up Agreements executed by the Lock-Up Members;

(vii) a duly executed resignation of and release of claims in favour of the Company from each of […***…]16;

(viii) a duly executed release of claims in favour of the Company from the Vendor;

(ix) the minute book and corporate seal (if any) of the Company and all other books and records of, or documents relating to, the Company, the Assets and the Business including all accounting and tax records, returns, forms and elections and relevant working papers and files and data in the possession of the Vendor or any other Third Party on behalf of the Company or the Vendor that were not previously delivered to Osisko or the Purchaser;

(x) a receipt of the Vendor acknowledging receipt of the Closing Cash Consideration and the Consideration Shares;

(xi) all Required Consents and Required Authorizations;

(xii) evidence of discharge of all Encumbrances (other than Permitted Encumbrances);

(xiii) evidence of the repayment in full of all Company Indebtedness other than (A) the Vendor Loan and (B) items incurred in the Ordinary Course as set out in Section 3.16 of the Vendor Disclosure Letter, accompanied by evidence of termination of any Contracts relating to such Company Indebtedness;

(xiv) the Credited Metals Statement in the form agreed by the Parties pursuant to Section 6.16;

(xv) such documentation evidencing the Vendor Loan and the assignment of the Vendor Loan to the Purchaser as the Purchaser may request; and

(xvi) such other documents or items that are customary in similar transactions to those described in this Agreement or that may be requested by Purchaser's Counsel.

(b) At or before the Closing Time, the Osisko Parties shall execute and deliver, or cause to be executed and delivered, to the Vendor the following in form and substance satisfactory to the Vendor, acting reasonably:

(i) a certified copy of resolutions of the directors of each of the Osisko Parties as may be required in order to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, as applicable, by the Osisko Parties;

(ii) documentation sufficient to evidence the assignment of the Osisko Convertible Loan Agreement or forgiveness of the Osisko Convertible Loan;

(iii) the certificate referred to in Section 7.3(c);

(iv) the Ancillary Agreements to which either of them is a party;

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16 Competitive Information - Identifying Information.

(v) the Closing Cash Consideration;

(vi) the Consideration Shares as contemplated under Section 2.5; and

(vii) such other documents or items that are customary in similar transactions to those described in this Agreement or that may be requested by Vendor's Counsel.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnity by the Vendor

(a) The Vendor agrees to indemnify and hold harmless the Purchaser's Indemnified Parties from and against any Losses incurred or suffered by the Purchaser's Indemnified Parties, directly or indirectly, as a result of, in respect of or arising out of:

(i) any breach or failure to perform or fulfill any covenant or obligation on the part of the Vendor contained in this Agreement or in any document or certificate given by them in order to carry out the transactions contemplated by this Agreement;

(ii) subject to Section 9.1(b), any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Vendor contained in this Agreement or in any document or certificate given by them in order to carry out the transactions contemplated by this Agreement;

(iii) any Taxes: (A) on or in respect of the Company or the Business for all taxation years or periods ending on or before the Closing Date or the portion of any Taxes for any taxation year or period ending after the Closing Date that is attributable to the portion of such year or period ending on the Closing Date; or (B) as a result of or in connection with any transactions, reorganizations or distributions effected by the Company prior to the Closing Date;

(iv) all long-term indebtedness, Liabilities or other obligations of the Company outstanding prior to the Closing Time;

(v) any Third Party Claim against a Purchaser's Indemnified Party instituted after the Closing Time, which is based on an act or omission of the Company, or the Vendor or any one of them, that occurred or commenced prior to the Closing Time, whether or not known to any of the Parties at the Closing Time, including, without limitation, (A) any tort Claim arising out of or related to any onsite or offsite environmental contamination, open mine shaft, adit, waste rock or other mine feature on any property previously or currently owned, leased, used or occupied by the Company, and (B) any Claim related to any termination or severance payments owing in respect of the employment or engagement of Mark Murchinson by the Company; and

(vi) any environmental liability, including all related remediation and reclamation costs, arising as a result of or in relation to non-compliance with the Environmental Laws or Environmental Permits, any onsite or offsite environmental contamination, open mine shaft, adit, waste rock, other mine feature or condition of any properties previously or currently owned, leased, used or occupied by the Company, including the Company Properties and the Company Mineral Rights, which existed or relate to the period before the Closing Time.

(b) The Vendor agrees to indemnify and hold harmless the Purchaser's Indemnified Parties from and against any Losses incurred or suffered by the Purchaser's Indemnified Parties, directly or indirectly, as a result of, in respect of or arising out of any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Vendor in Sections 3.52 through 3.58.

(c) The obligations of indemnification by the Vendor pursuant to Section 9.1(a) and Section 9.1(b) will be subject to the following:

(i) the provisions of Section 5.1 with respect to the survival of the representations and warranties by the Vendor; and

(ii) the provisions of Section 9.3 through to Section 9.7 and Section 9.9.

9.2 Indemnity by the Osisko Parties

(a) Each of the Osisko Parties agrees to indemnify and hold harmless the Vendor' Indemnified Parties from and against any Losses incurred or suffered by the Vendor' Indemnified Parties, directly or indirectly, as a result of, in respect of or arising out of:

(i) any breach or failure to perform or fulfill any covenant or obligation on the part of the Osisko Parties contained in this Agreement or in any document or certificate given by the Osisko Parties in order to carry out the transactions contemplated by this Agreement; and

(ii) any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Osisko Parties contained in this Agreement or in any document or certificate given by the Osisko Parties in order to carry out the transactions contemplated by this Agreement.

(b) The obligations of indemnification by the Osisko Parties pursuant to Section 9.2(a) will be subject to the following:

(i) the provisions of Section 5.2 with respect to the survival of the representations and warranties by the Osisko Parties; and

(ii) the provisions of Section 9.4 through to Section 9.7 and Section 9.9.

9.3 Limitations to Indemnity by the Vendor

(a) Subject to Section 9.3(b):

(i) no claim may be made against the Vendor until the aggregate of all Losses exceeds $[…***…]17, in which event the Vendor shall be required to pay or be liable for the entire amount of such claims (subject to the provisions of this Article 9) including the first $[…***…]18; and

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17 Competitive Information - Commercially Sensitive Terms.

(ii) the maximum, combined liability of the Vendor under this Agreement will be limited to $[…***…]19.

(b) Section 9.3(a) will not apply with respect to fraud or fraudulent misrepresentation, intentional misrepresentation, willful misconduct or breach, or criminal conduct with respect to any representation or warranty in this Agreement or any document or certificate given in order to carry out the transactions contemplated by this Agreement, which shall be limited by any threshold or liability cap set out in Section 9.3(a).

9.4 Other Limitations on Liability

No Party will have any liability to any Indemnified Party to the extent of:

(a) any insurance proceeds actually received by such Indemnified Party with respect to such damages, net of any deductible and costs of collection and any increase in the annual insurance premium of said insurance policies for any subsequent period resulting from the filing and collection of such insurance claim; or

(b) any net tax benefit actually obtained in the year the damages are incurred or in the immediately succeeding taxation year by the Indemnified Party as a result of the damages giving rise to the claim under this Agreement.

9.5 Notification of Indemnity Claims

(a) If an Indemnified Party has a Direct Claim against an Indemnifying Party, the Indemnified Party must give prompt written notice of the Direct Claim to the Indemnifying Party.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnified Party must give prompt written notice of the Third Party Claim to the Indemnifying Party. The notice must specify (to the extent the information is available): (i) the basis for the Third Party Claim; (ii) the party making the Third Party Claim; and (iii) the estimated amount of the Loss.

(c) The failure to give such prompt written notice will not, however, relieve the Indemnifying Party of its indemnification obligations, except only to the extent that rights or defences of the Indemnifying Party are prejudiced by such delay/failure.

(d) Upon receipt of a notice described in this Section 9.5 by an Indemnifying Party, the provisions of Section 9.6 will apply to any Direct Claim and the provisions of Section 9.7 will apply to any Third Party Claim.

9.6 Indemnification Procedure for Direct Claims

(a) The Indemnifying Party will have 30 days from the receipt of notice of a Direct Claim to investigate the Direct Claim. For the purpose of the investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim as well as any information that the Indemnifying Party may reasonably request.

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18 Competitive Information - Commercially Sensitive Terms.

19 Competitive Information - Commercially Sensitive Terms.

(b) If the Parties agree as to the validity and amount of the Direct Claim on or prior to the expiration of such 30-day period (or any extension of such period agreed to by the Parties), the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Direct Claim. If the Parties do not agree within such 30 -day period (or any extension of such period agreed to by the Parties), the Parties agree that the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party subject to the provisions of this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 30-day period specified in Section 9.6(a), the Indemnifying Party will be deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay such amount to the Indemnified Party.

9.7 Indemnification Procedure for Third Party Claims

(a) The Indemnifying Party may, by written notice given to the Indemnified Party not later than 30 days after receipt of the notice described in Section 9.5, assume control of the defence, compromise or settlement of the Third Party Claim so long as:

(i) the Indemnified Party has at all times the right to fully participate in the defence at its own cost and expense (except the Indemnifying Party must reimburse the Indemnified Party for all Losses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim);

(ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party;

(iii) the Third Party Claim is not made or asserted by a supplier or customer of the Company;

(iv) the Indemnified Party determines in good faith that joint representation would not create a conflict of interest or be inappropriate where the Indemnifying Party is also a party to the Third Party Claim; and

(v) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the judgment of the Indemnified Party likely to have an adverse effect on the Indemnified Party's Tax liability or its continuing business interests.

(b) If the Indemnifying Party assumes the defence of a Third Party Claim, the Indemnifying Party must:

(i) retain counsel satisfactory to the Indemnified Party, acting reasonably;

(ii) actively and diligently proceed with the defence, compromise or settlement of the Third Party Claim at its sole cost and expense;

(iii) keep the Indemnified Party fully advised with respect to the status of the Third Party Claim (including providing copies of all relevant documents promptly as they become available and giving access to all records and files relating to the defense of the Third Party Claim) and must arrange for its counsel to inform the Indemnified Party on a regular basis of the status of the Third Party Claim; and

(iv) not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless consented to in writing by the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld or delayed).

(c) So long as all of the conditions specified in Section 9.7(a) are satisfied and the Indemnifying Party is not in breach of any of its other obligations under this Section 9.7, the Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and use commercially reasonable efforts to make available to the Indemnifying Party all relevant information in its possession or under its control (provided that it does not cause either of them to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defence so long as:

(i) no admission of fault may be made by or on behalf of the Osisko Parties or any Purchaser's Indemnified Party without the prior written consent of the Osisko Parties;

(ii) no admission of fault may be made by or on behalf of the Vendor or any Vendor's Indemnified Party without the prior written consent of such Person;

(iii) a Representative of the Indemnified Party is not obligated to take any measures which, in the reasonable opinion of its legal counsel, could be prejudicial or unfavourable to the Indemnified Party; and

(iv) the Indemnified Party receives, as part of any compromise or settlement, a legally binding and enforceable unconditional release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or Liabilities it may have with respect to the Third Party Claim.

(d) If the Indemnifying Party does not assume the defence of a Third Party Claim because: (i) it is not entitled to under Section 9.7(a); (ii) it has not elected to assume the defence of a Third Party Claim or fails to give notice to the Indemnified Party as specified in Section 9.7(a); or (iii) it is not in compliance, in the opinion of the Indemnified Party acting reasonably, with any of the conditions listed in Section 9.7(b), the Indemnified Party has the right to assume the defence, compromise or settlement of the Third Party Claim and retain counsel in its sole discretion at the Indemnifying Party's sole cost and expense.

(e) Any settlement or other final determination of the Third Party Claim pursuant to Section 9.7(c) will be binding upon the Indemnifying Party. The Indemnifying Party shall, at the sole cost and expense of the Indemnifying Party, cooperate fully with the Indemnified Party and use commercially reasonable efforts to make available to the Indemnified Party all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Party, necessary to enable the Indemnified Party to conduct the defence. The Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for Losses incurred defending against the Third Party Claim, and shall remain responsible for any Loss the Indemnified Party may suffer resulting from, arising out of, or relating to, the Third Party Claim to the fullest extent provided in this Article 9.

9.8 Materiality

Subject to the provisions of Sections 9.1 through 9.7, in the case of a claim for indemnification made under Section 9.1 for a breach by the Vendor of a representation or warranty that is qualified by materiality, the Purchaser will be entitled to claim the full amount of the Losses resulting from such breach without regard to the materiality qualifier. However, for certainty, the determination of whether there has been a breach under Section 9.1 of a representation or warranty that is qualified by materiality must be made having regard to the materiality qualifier.

9.9 Limitation Periods

Notwithstanding any other provision of this Agreement, the commencement of any action in a court of law in respect of an indemnity claim under Article 9 will be subject to the limitation periods provided under the Limitations Act, 2002 (Ontario), provided that the Parties agree that the limitation periods therein provided will be extended to the latest date permitted pursuant to the Limitations Act, 2002 (Ontario) with the Parties' agreement.

9.10 Agency for Non-Parties

Notwithstanding Section 12.13 (Third-Party Beneficiaries), each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party's Indemnified Parties on behalf of each such Indemnified Party.

ARTICLE 10

POST-CLOSING COVENANTS

10.1 Employment

Prior to the first anniversary of the Closing Date, the Purchaser shall not terminate or amend the employment of any employee of the Company or of either of Vern Tharp and David Sabourin with the Company, other than for cause, which shall mean termination based on legitimate business reasons such as the following: (a) failure to adequately perform all reasonable duties; (b) a material violation of any contract related to employment or of company policies; (c) commission of fraud, dishonesty, falsification of records, embezzlement, theft, insubordination, or related misconduct toward the Company; (d) conviction or a plea of no contest to a felony, a job related criminal offense, or a crime of moral turpitude; or (e) illegal possession or use of a controlled substance or abuse of alcohol or other illegal drugs that interferes with employee's duties or violates any applicable Law.

ARTICLE 11

TERMINATION

11.1 Rights of Termination

This Agreement and the obligations of the Parties to complete the Acquisition may be terminated on or prior to Closing:

(a) by the mutual written consent of the Vendor and the Osisko Parties;

(b) by the Osisko Parties if:

(i) there has been a material breach of any representation, warranty, covenant or agreement made by the Vendor under this Agreement and such breach has not been waived by the Osisko Parties or cured by the Vendor within: (A) 20 days of the Vendor's receipt of written notice of such breach from Osisko; or (B) 24 hours of the Vendor's receipt of written notice of such breach from Osisko where Osisko acquires actual knowledge of the breach within 20 days of Closing; or

(ii) any of the conditions set out in Section 7.1 have not been fulfilled by the Outside Date unless such failure is due to Osisko Parties' failure to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by them before the Closing Date;

(c) by the Vendor if:

(i) there has been a material breach of any representation, warranty, covenant or agreement made by the Osisko Parties under this Agreement and such breach has not been waived by the Vendor or cured by the Osisko Parties within 20 days of Osisko's receipt of written notice of such breach from the Vendor; or

(ii) any of the conditions set out in Section 7.3 have not been fulfilled by the Outside Date unless such failure is due to the Vendor's failure to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by them before the Closing Date;

(d) by any Party if:

(i) any Governmental Authority of competent jurisdiction has threatened to issue or issued any Law, permanent injunction, order, decree, ruling or other action that prohibits or restrains the consummation of the transactions contemplated by this Agreement; or

(ii) the Closing has not occurred by the Outside Date, except however, the right to terminate this Agreement pursuant to this Section 11.1(d)(ii) will not be available to a Party if such Party's failure to fulfill any obligation under this Agreement causes the Closing Date to not occur prior to the Outside Date.

11.2 Effect of Termination

If this Agreement is terminated pursuant to Section 11.1, all obligations of the Parties under this Agreement will terminate, except that each Party's obligations under the Confidentiality Agreement and Sections 12.10 (Expenses), 12.11 (Successors and Assigns), 12.12 (Set-Off) and Article 9 will survive any termination of this Agreement.

11.3 Termination Fee

If this Agreement is terminated by the Vendor pursuant to Section 11.1(d)(ii) (the "Termination Fee Event"), the Osisko Parties shall pay to the Vendor a fee of $1,000,000 (such fee, the "Termination Fee"), it being understood that in no event shall the Osisko Parties be required to pay the Termination Fee on more than one occasion. The Parties agree that (A) the Termination Fee represents compensation and is not a penalty, (B) the liabilities and damages that may be incurred or suffered by the Vendor in circumstances where the Termination Fee is payable are impossible or very difficult to accurately estimate and (C) the Termination Fee represents liquidated damages which are a reasonable pre-estimate of the anticipated or actual Losses that might be suffered or incurred by the Vendor as a result of the Termination Fee Event. The Termination Fee shall be paid no later than fifteen (15) Business Days after the Termination Fee Event in immediately available funds by wire transfer to an account specified by the Vendor. Notwithstanding anything to the contrary in this Agreement, (x) the Vendor's right to receive payment of the Termination Fee pursuant to this Section 11.3 shall be the sole and exclusive remedy of the Vendor or any of its Affiliates against the Osisko Parties or any of their Affiliates or any of their respective shareholders, members or Representatives for any and all Losses that may be suffered as a result of the Termination Fee Event and (y) upon payment of the Termination Fee to the Vendor following a Termination Fee Event, none of the Osisko Parties or any of their Affiliates or any of their respective shareholders, members or Representatives shall have any further liability or obligation relating to or arising from the Closing having not occurred by the Outside Date (whether as a result of Osisko Parties' failure to consummate the transactions contemplated by this Agreement or otherwise). In no event shall the Vendor seek any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, other than damages in an amount not in excess of the Termination Fee, in each case, relating to or arising from the Closing having not occurred by the Outside Date (whether as a result of Osisko Parties' failure to consummate the transactions contemplated by this Agreement or otherwise).

ARTICLE 12

GENERAL PROVISIONS

12.1 Announcements

No public announcement or press release relating to this Agreement or the Acquisition will be made by any Party without the prior and joint approval of the other Parties as to the content, timing and manner of such public announcement or press release unless such public announcement or press release is required by Law, in which case the disclosing party shall use commercially reasonable efforts to provide prior notice to the other Parties and an opportunity for the other Parties to review and comment on the content, timing, manner and extent of disclosure.

12.2 Further Assurances

At all times after the Closing Date, each Party, at its expense, shall promptly execute and deliver all such documents, including additional conveyances, instruments, transfers, consents and other assurances, and do all such other acts and things as the other Parties, acting reasonably, may from time to time request be executed, delivered or done, in order to better evidence, perfect or give effect to any provision of this Agreement or other document delivered pursuant to this Agreement or any of the respective obligations created or intended to be created by this Agreement.

12.3 Governing Law

This Agreement, and, to the extent no choice of law is specified therein, the Ancillary Agreements and any documents delivered in connection with this Agreement, will be governed by and construed, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

12.4 Dispute Resolution and Submission to Jurisdiction

If any controversy, action, proceeding or dispute (a "Dispute") arises under or with respect to this Agreement, the Ancillary Agreements (to the extent no choice of law is specified therein) or any transactions contemplated by this Agreement, the Dispute must be brought in the Ontario Superior Court or another court of competent jurisdiction in the Province of Ontario, and each Party irrevocably submits and agrees to attorn to the non-exclusive jurisdiction of the Ontario court. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute in that court and irrevocably waive and agree not to plead or claim in that court that such Dispute has been brought in a forum lacking jurisdiction or an inconvenient forum.

12.5 No Shop

(a) As and from the date hereof until the earlier of Outside Date and the date that this Agreement is terminated pursuant to Section 11.1, the Vendor shall not enter into negotiations with, accept or solicit any offer from or enter into any other agreement or understanding with any other Person relating to: (a) the sale of the Purchased Company Interests, the Assets or the Business or any part thereof; (b) the issue of any securities of the Company; or (c) the entering into of any joint venture, partnership, merger, arrangement or similar transaction (each, an "Acquisition Proposal").

(b) In the event that the Vendor or the Company receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, Confidential Information relating to the Business, the Assets, the Company or the Vendor, including access to any data room of the Vendor or the Company, the Vendor will promptly notify Osisko, at first orally and then in writing within 48 hours of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, a copy of the Acquisition Proposal, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide Osisko with copies of all material documents or information receive in respect of, from or on behalf of any such Person.

12.6 Time of the Essence

Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

12.7 Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Law. Any single or partial exercise by any Party of any right or remedy for default or breach of any term, covenant, obligation or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

12.8 Notices

(a) Method of Giving Notice. Any notice, consent, determination or other communication required or permitted to be given under this Agreement (a "Notice") must be in writing and sent in one of the following ways to the applicable address set out below:

(i) delivered personally to the applicable Party during normal business hours at the address set out below (a Notice so given will be deemed to be received by the addressee when actually delivered);

(ii) if an email address is provided in Section 12.8(b), sent by electronic transmission to the email address to the applicable Party set out below (a Notice so given will be deemed to be received by the addressee on the day of transmission if it is a Business Day and the Notice was transmitted prior to 5:00 p.m. (recipient time) on such day, or if later, the following Business Day); or

(iii) delivered by a prepaid courier service at the address set out below (a Notice so given will be deemed to be received by the addressee when actually delivered).

(b) Addresses for Notice. The addresses of the Parties are as follows:

(i) in the case of the Vendor:

IG Tintic LLC

457 N. Main St., PO Box 667

Spanish Fork, UT 84660

Attention:	Thomas E. Bowens; Alexander Khersonski
Title:	Manager's representatives
Email:	[…***…][20]

and with a copy, which does not constitute Notice, to:

Osler, Hoskin & Harcourt LLP

1055 West Hastings Street

Suite 1700, The Guinness Tower

Vancouver, BC V6E 2E9

Attention:	Alan Hutchison
Email:	[…***…][21]

in the case of Osisko or the Purchaser:

Osisko Development Corp.

1100, av des Canadiens-de-Montreal
Suite 300, P.O. Box 211
Montreal, QC H3B 2S2

Attention:	Sean Roosen
Title:	Chief Executive Officer
Email:	[…***…][22]

________________________________
20 Personal Information - Contact Information.

21 Personal Information - Contact Information.

22 Personal Information - Contact Information.

and with a copy, which does not constitute Notice, to:

Bennett Jones LLP

Suite 3400

1 First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:	Sander Grieve
Email:	[…***…][23]

(c) Change of Address. Any Party may from time to time change its address under this Section 12.8 by giving notice to all other Parties in the manner provided by this Section 12.8.

12.9 Counterparts and Electronic Signatures

This Agreement may be executed and delivered in counterparts and all of which, when taken together, will be deemed to constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission, including electronic signatures, will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

12.10 Expenses

Except as otherwise expressly provided in this Agreement, each Party will be responsible for all costs and expenses it incurs (including the fees and disbursements of its legal counsel, investment advisers, brokers, accountants and other professional advisers) in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, the Ancillary Agreements and the transactions contemplated by them, whether or not the transactions contemplated by this Agreement are consummated. For clarity, the Company will not be responsible for any expenses incurred by the Vendor in connection with this Agreement or the transactions contemplated by them.

12.11 Successors and Assigns

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors, permitted assigns, heirs, administrators and legal representatives. The rights and obligations of the Vendor under this Agreement may not be assigned or transferred without the prior written consent of Osisko. The rights and obligations of the Osisko Parties under this Agreement may not be assigned or transferred prior to Closing without the prior written consent of the Vendor, except for the following assignments which do not require the consent of the Vendor: (i) the assignment by the Purchaser of its rights and obligations under this Agreement to an Affiliate of Osisko; (ii) the assignment by Osisko or the Purchaser of its rights and obligations under this Agreement to a lender or lenders as security for obligations owed to such lender or lenders; or (iii) the assignment by Osisko or the Purchaser of its rights and obligations under this Agreement to any Person that acquires all or substantially all of the property and assets of Osisko or acquires a majority of Osisko's issued and outstanding voting securities, whether by way of amalgamation, merger or otherwise.

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23 Personal Information - Contact Information.

12.12 Set-Off

The Vendor agrees that any amounts from time to time owing to the Purchaser under or by virtue of this Agreement or any Ancillary Agreement, in relation to which the Vendor is responsible to pay, satisfy, discharge, perform or fulfill under this Agreement, may, at the option of the Purchaser, be satisfied by way of set-off against the obligations owing by the Purchaser to the Vendor under or by virtue of this Agreement or any Ancillary Agreement and the Vendor hereby consents to such set-off. This Section 12.12 shall survive the Closing.

12.13 Third-Party Beneficiaries

Except as specifically provided in Section 9.10 (Agency for Non-Parties), nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and, as applicable, their respective successors, permitted assigns, heirs, administrators and legal representatives, any rights, remedies, obligations or Liabilities under or by reason of this Agreement. The consent of an Indemnified Party is not required for any amendment or waiver of, or other modification to, this Agreement or any Ancillary Agreement, including any rights of indemnification to which such Person is entitled.

12.14 Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all other agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written or express or implied, with respect to the subject matter of this Agreement, including the Letter of Intent, as amended or extended to the date hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

12.15 Waiver

No waiver of any default, breach or non-compliance under this Agreement will be effective unless in writing and signed by the Party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Parties. The waiver by a Party of any default, breach or non- compliance under this Agreement will not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

12.16 Amendments

No modification or amendment to this Agreement may be made unless agreed to by the Parties in writing.

12.17 Severability

If any arbitrator or court of competent jurisdiction determines any provision of this Agreement or portion thereof to be illegal, invalid or unenforceable that provision or portion thereof will be severed from this Agreement without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

12.18 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties and other provisions contained in this Agreement will not merge on but will survive Closing. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first written above.

IG TINTIC LLC

Per:	signed "Thomas E. Bowens"
Name: Thomas E. Bowens Title: President and Chief Executive Officer

OSISKO DEVELOPMENT CORP.

Per:	signed "Sean Roosen"
Name: Sean Roosen Title: Chair and Chief Executive Officer

Per:	signed " Alexander Dann"
Name: Alexander Dann Title: CFO and VP Finance

OSISKO UTAH LLC

Per:	signed "Sean Roosen"
Name: Sean Roosen Title: Authorized Signatory

Per:	signed " Alexander Dann"
Name: Alexander Dann Title: Authorized Signatory

 SCHEDULE 1.1A

COMPANY BUDGET

[…***…]24

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24 Competitive Information - Commercially Sensitive Terms.

SCHEDULE 1.1B

NSR AGREEMENT

NET SMELTER RETURNS ROYALTY AGREEMENT

This Net Smelter Returns Royalty Agreement (as amended, modified or supplemented from time to time, this "Agreement") is made and entered on _______________, ____ (the "Effective Date") between Tintic Consolidated Metals LLC, a Delaware limited liability company ("Grantor"), whose address for purposes of this Agreement is 457 North Main Street, Spanish Fork, Utah 84660 and Osisko Utah LLC, a Delaware limited liability company ("Grantee"), whose address for purposes of this Agreement is______________________________.

AGREEMENT

In consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.

1. Royalty.

a. Grant of Royalty. Subject to Grantor's right to purchase a portion of the Royalty as described in Section 1(g) herein, Grantor shall pay to Grantee one percent (1%) of Net Smelter Returns from the sale or other disposition of the Minerals produced and sold from certain properties further described on Exhibit A attached hereto and by reference made a part hereof (the "Property") as determined in accordance with the provisions of this Agreement (the "Royalty"). "Minerals" means all minerals, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metallic and non-metallic minerals and materials which are on, in or under the Property.

b. Net Smelter Returns.

i. "Net Smelter Returns" shall be determined for purposes of the Royalty payable in any calendar month by multiplying (i) the payable metal content of the particular Mineral recovered from production from the Property that is delivered to the smelter, refiner, processor, purchaser or other recipient of such production (the "Payor") during the preceding calendar month ("Monthly Production"), by (ii) the price per unit weight of such Mineral, expressed in United States Dollars, paid or to be paid by Payor to the Grantor pursuant to the applicable agreement between Payor and such Grantor for such Monthly Production, and subtracting from the product of clauses (i) and (ii) the following: (A) charges imposed by the Payor for smelting, refining or processing the Minerals contained in such Monthly Production; (B) penalty substance, assaying, sampling and similar charges imposed by the Payor for smelting, refining or processing Minerals contained in such Monthly Production; (C) charges and costs, if any, for transportation, security and insurance of Minerals and the beneficiated products thereof from Grantor's final mill or other final processing plant to places where such Minerals or products are smelted, refined and/or sold or otherwise disposed of; (D) the amount of all taxes, other than income tax (including without limitation corporate income tax), and including, where applicable and without limitation, sales tax, use tax, ad valorem tax, severance or production tax, net proceeds tax, or any other tax imposed upon the mining, removal or sale of Minerals; and (E) royalties to be paid to any governmental agency or instrumentality.

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ii. If smelting, refining, or processing of Minerals are carried out in custom toll facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed solely for the purpose of milling or processing Minerals from the Property, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred if such smelting, refining or processing were carried out at facilities not owned or controlled by Grantor then offering comparable services for comparable products on prevailing terms, but in no event greater than actual charges, costs and penalties incurred by Grantor with respect to such smelting, refining or processing. If Grantor or any of its respective Affiliates receives insurance proceeds for loss of Monthly Production of Minerals, Grantor shall pay to Grantee the applicable royalty percentage of any such insurance proceeds (with such payments, to the extent they relate to Minerals that are subsequently produced, to be offset against the Royalty that subsequently would become payable on such Minerals pursuant to this Agreement).

c. Payments of Royalty. Royalty payments shall be made to Grantee as follows:

i. Payments. Grantor shall pay the Royalty in cash. For Monthly Production in each calendar month, a payment equal to one hundred percent (100%) of the Royalty payable for such Monthly Production (the "Cash Monthly Payment"), subject to reconciliation in accordance with Section 1(d), shall be due on or before the date (the "Cash Monthly Payment Date") that is the later of (i) ten (10) days after the date on which the Grantor receives payment from Payor for such Monthly Production and (ii) the twenty-fifth (25th) day following the end of such calendar month. Grantor shall make each Cash Monthly Payment by wire transfer to a bank account designated by Grantee. If Grantor fails to make any Cash Monthly Payment by the Cash Monthly Payment Date, and such failure has not been cured within ten (10) days following Notice of non-payment given by Grantee to such nonpaying Grantor, interest on the late Cash Monthly Payments due and owing to the Grantee will accrue at the rate of 1% per month, compounded monthly, from the date due until the date paid, inclusively.

ii. Detailed Statement. All Royalty payments or credits shall be supported by a detailed statement provided at the time of payment, explaining the calculation thereof and including any available settlement sheets from the Payor.

d. Final Payments and Reconciliation. The Parties recognize that time will elapse between the production of ore, the production of doré or concentrates from ore, the production of refined or finished product from doré or concentrates, the delivery of doré or concentrates to the Payor, and the receipt of refined or finished product, and acknowledge that, as a result, the Cash Monthly Payment for any calendar month may not coincide exactly with the actual Royalty amount owed for the calendar month. Grantor shall provide to Grantee a final reconciliation of the Royalty payable with respect to all Monthly Production delivered to the Payor in any calendar month (a "Monthly Reconciliation") promptly after settlement is reached with the Payor for all lots from such Monthly Production sold or otherwise disposed of, and in any event no later than the later of (i) ten (10) days after the date on which Grantor receives payment from the Payor for the Minerals produced from such Monthly Production and (ii) twenty-five (25) Business Days after the end of the relevant calendar month.

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If, on the basis of such Monthly Reconciliation, Grantee has been underpaid by the Cash Monthly Payment for any Monthly Production, the underpaying Grantor shall pay to Grantee the difference between (A) the Cash Monthly Payment and (B) the Royalty payable for such Monthly Production, in cash (and not in kind) concurrently with its delivery to Grantee of such Monthly Reconciliation. Conversely, if, on the basis of any Monthly Reconciliation, Grantee has been overpaid by Grantor by the Cash Monthly Payment for any Monthly Production, Grantee shall pay the difference to such over-paying Grantor in cash, within ten (10) days following its receipt of such Monthly Reconciliation. Reconciliation payments by Grantor shall be made in the same manner as are Cash Monthly Payments made pursuant to Section 1(c)(i), and reconciliation payments by Grantee shall be made by wire transfer to the account designated by the Grantor.

e. Hedging Transactions. All profits and losses resulting from Grantor's sales of Minerals, or Grantor's engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions, including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations (collectively, "Hedging Transactions"), are expressly excluded from the calculation of the Royalty. All Hedging Transactions by Grantor and all profits or losses associated therewith, if any, shall be solely for Grantor's account. The amount of the Royalty to be paid on Minerals subject to Hedging Transactions by Grantor shall be determined in the same manner as provided in Section 1(b).

f. Commingling. Grantor shall have the right, at any stage of production or processing, to commingle Minerals from the Property with other minerals mined from such Property or minerals mined from other properties. Before any Minerals from the Property are commingled with other Minerals from the Property or from other properties, the Grantor shall cause such Minerals to be measured and sampled in accordance with sound mining and metallurgical practices for mineral composition, moisture, metal, commercial minerals, contaminants, penalty substances and other appropriate content (by grade or otherwise) as necessary for Minerals mined from the Property or any other properties, applied on a consistent basis. Grantor shall make or cause to be made representative samples of the Minerals and assays (including moisture (in the case of concentrate) and penalty substances) and other appropriate analyses of these samples before commingling to determine gross metal content of Minerals and the basis of determining the allocation of Minerals from the Property in the event of the sale by Grantor of mixed or commingled other Minerals from the Property and/or Minerals from other properties. Grantor shall retain (i) such analyses for a reasonable amount of time, but not less than twenty-four (24) months, after such analyses are produced, and (ii) such samples for not less than thirty (30) days after their collection from the Property.

g. Option to Purchase a Portion of the Royalty. For the period that is five (5) years from [insert Closing Date of the ODEV - IG Tintic Purchase Agreement], Grantor shall have the option, but not the obligation, to purchase one-half of the Royalty for seven million five hundred thousand dollars ($7,500,000.00), reducing the Royalty payable to Grantee to one-half percent (0.50%). Upon notice of the exercise of the option set forth in this Section 1(g), the Parties shall execute the appropriate documents to convey the purchased Royalty interest to Grantor.

2. Stockpilings and Tailings. All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from Grantor's operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Minerals. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle such Materials (as provided herein) with materials from other properties. In the event Materials from the Property are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available.

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3. Term. The Royalty and the Parties rights, interests and obligations under this Agreement shall be perpetual will be enforceable against and be binding upon the Parties and their respective successors and assigns so long as a Grantor or any successor or assignee of such Grantor holds any rights or interests in the Property.

4. No Obligation to Mine. Grantor shall have sole discretion to determine the extent of its mining, if any, of the Property and the time or the times for beginning, continuing or resuming mining operations with respect thereto. Grantor (or its respective successors and assigns) shall have no obligation to Grantee or otherwise to mine any of the Property.

5. Recording of Agreement. Grantee may register or record a memorandum of this Agreement ("Memorandum") against title to the Property.

6. Reporting, Records and Audits, Site Inspections, New Mineral Resources or Ore Reserves, Confidentiality and Press Releases.

a. Reporting. No later than March 1 of each year, Grantor shall provide to Grantee an annual report of activities and operations conducted with respect to the Property during the preceding calendar year, and from time to time shall provide such additional information as Grantee may reasonably request.

b. Information and Access to Records, Site Inspections and Audits. Grantee shall have the right, during normal business hours and following reasonable notice to Grantor, and at Grantee's sole risk and expense (other than as provided in Section 6(c), to have access, and of Grantee's auditors to have access, to Grantor to inspect and audit (subject to Section 6(c) all books, records, technical data, information and materials (the "Data") pertaining to Grantor's calculation of any Royalty payments and the preparation of any detailed statement referred to in Section 1(c)(ii), provided that such inspections shall not unreasonably interfere with Grantor's activities with respect to the Property. Grantor makes no representations or warranties to Grantee concerning any of the Data, and Grantee agrees that, if it elects to rely on any such Data, it does so at its sole risk. Grantor shall make available to Grantee and Grantee's auditors such of its personnel as are reasonably required by Grantee or Grantee's auditors for the purposes of conducting such an inspection or audit.

c. Disputes With Respect to Royalty Payments. If Grantee disagrees with the amount of any Royalty payment, after giving effect to the Monthly Reconciliation for that Royalty payment, Grantee may give Grantor notice of such disagreement (an "Objection") within thirty (30) days after the receipt of the report set out in Section 6(a). If Grantee fails to deliver an Objection within such thirty (30) day period, it shall have no right to object to such Royalty payment, as adjusted by such Monthly Reconciliation. The Parties shall attempt in good faith to resolve the disagreement set forth in any Objection within thirty (30) days after receipt of such Objection by Grantor. If Grantee and Grantor are unable to resolve the disagreement within such thirty (30) day period, the Parties shall submit the disagreement to an independent auditor mutually agreed to by the Parties (the "Independent Auditor"). Grantee and Grantor shall instruct the Independent Auditor to render its written decision as promptly as practicable, but in no event later than sixty (60) days after such submission. The Parties shall cooperate with the Independent Auditor and provide to the Independent Auditor information, including all Data, requested by to the Independent Auditor. The written decision by the Independent Auditor shall be final and binding. Each Party shall make the appropriate payment required in adjustment in accordance with the determination of the Independent Auditor within ten (10) Business Days after receiving such determination. The fees and expenses of the Independent Auditor shall be borne by Grantee, subject to the last sentence of this Section 6(c). If any audit or inspection establishes (including by a written decision by the Independent Auditor) that the subject Royalty payment is underpaid by more than five percent (5%), the Grantor shall reimburse Grantee for its costs incurred in such audit (including its share of the fees and expenses of the Independent Auditor).

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d. Confidential Information and Press Releases. Except for the recording of any document with or in any public office as provided for in this Agreement, no information in connection with this Agreement, including the Agreement itself and any document or other written instrument relating thereto disclosed (including prior to the Effective Date hereof) to any Party initially shall be released or otherwise disclosed by any other Party to the public, including, without limitation, through press releases, or to any other person or entity (excluding the management, legal, accounting, financial and other advisors of a Party hereto or of its Affiliates provided that such management and advisors shall be required to comply with the terms of this Section 6(d) regarding confidential information) without the express written permission of the disclosing Party, unless (a) required by applicable federal, state or local laws, or (b) any such information is or becomes publicly available through no fault of, or other than as a result of disclosure by, any of the Parties or their agents or representatives or (c) a Party is compelled to disclose such information pursuant to a valid court order or subpoena or the rules of a stock exchange on which a Party or its Affiliate is listed. Notwithstanding the foregoing, the Parties agree that one or more Parties may issue a press release with respect to the entering into of this Agreement and the transactions contemplated hereby upon the execution and delivery of this Agreement, subject to compliance with this Section 6(d). Each Party shall consult with the other Party prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated hereby and shall provide the other Party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.

7. Assignment.

a. Assignment by Grantor. If Grantor at any time Transfers an interest in any of the Property, it may, without the approval of Grantee, Transfer its rights, interests and obligations under this Agreement relating to such Property to the Person to which an interest in such Property is Transferred; provided, however, that the assignee or transferee executes a written agreement by which it assumes the obligations of Grantor accruing from and after the effective date of such Transfer, upon which Grantor shall be released from, and have no liability or obligation to Grantee for, such assumed obligations, but shall remain liable for the performance of all other obligations of Grantor under this Agreement.

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b. Assignment by Grantee. Subject to Grantor's rights under Section 1(g) and Section 7(d), Grantee may Transfer its rights, interests and obligations under this Agreement to any Person, with the prior written consent of the Grantor; provided, however, that Grantor acknowledges that Grantee shall have the right to Transfer its interest in this Agreement to IG Tintic LLC which Transfer shall not be subject to Grantor's Right of First Refusal set forth in Section 7(d), but shall be subject to Grantor's rights under Section 1(g).

c. Effect of Assignment Not in Compliance. Any Transfer by either Grantor or Grantee of any of its rights, title or interest under this Agreement shall be null and void unless done in compliance with the requirements of this Section 7.

d. Grantor's Right of First Offer.

i. Except for a Transfer by Grantee to IG Tintic LLC, if at any time Grantee proposes to Transfer all or any portion of Grantee's rights, title or interest under this Agreement to any third party (a "Potential Acquiring Third Party"), Grantee shall first deliver to the Grantor a written notice (the "First Offer Notice") stating (i) the material terms of the proposed Transfer, (ii) the name and address of any Potential Acquiring Third Party, (iii) the consideration to be paid for the proposed Transfer, stated wholly in cash (the "Cash Purchase Price"), and (iv) if any consideration to be paid in such Transfer is in a form other than cash ("Non-Cash Consideration"), a description of such Non-Cash Consideration and a statement of Grantee's calculation of the cash value of such Non-Cash Consideration. The First Offer Notice shall constitute an offer by Grantee to sell Grantee's entire rights, title and interest under this Agreement, free and clear of all liens and encumbrances, to Grantor for cash on the terms described in the First Offer Notice.

ii. In order to accept the offer in any First Offer Notice, Grantor must deliver to Grantee written notice to such effect (the "Acceptance Notice") during the period commencing on Grantor's receipt of the First Offer Notice and ending (i) ten (10) Business Days of its receipt of the First Offer Notice, if the proposed Transfer described in the First Offer Notice does not include Non-Cash Consideration, or if it does but Grantor has not timely given a Dispute Notice in accordance with Section 7(d)(v), or (ii) if the proposed Transfer described in the First Offer Notice includes Non-Cash Consideration and Grantor has timely given a Dispute Notice in accordance with Section 7(d)(v), the date that is five (5) Business Days following the Parties' agreement on the cash value of the Non-Cash Consideration or the Appraiser's determination of the cash value of the Non-Cash Consideration, as applicable, in accordance with Section 7(d)(v) (the "Acceptance Period").

iii. If Grantor fails to timely deliver an Acceptance Notice during the Acceptance Period, Grantee may proceed with the proposed Transfer to the Potential Acquiring Third Party at any time within six (6) months following expiration of the time for the giving of the Acceptance Notice (the "Sale Period"); provided that the terms of such Transfer, as a whole, are not materially less favorable in the aggregate to Grantee than the terms stated in the First Offer Notice. If Grantee fails to consummate such Transfer during the Sale Period, such Transfer and any other Transfer shall be subject to Grantee’s compliance with this Section 7.

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iv. If Grantor timely delivers an Acceptance Notice, then, on such Business Day as Grantor shall state in the Acceptance Notice (which shall be not less than thirty (30) days nor more than sixty (60) days after the delivery of the Acceptance Notice), Grantor shall purchase and Grantee shall sell Grantee's rights, title or interest described in the First Offer Notice at the Cash Purchase Price and otherwise on the terms stated in the First Offer Notice.

v. If the proposed Transfer in the First Offer Notice includes Non-Cash Consideration, then, during the period of ten (10) Business Days following its receipt of the First Offer Notice, Grantor may give written notice (a "Dispute Notice") to Grantee that Grantor does not agree with the cash value ascribed to the Non-Cash Consideration as part of the Cash Purchase Price. If Grantor timely gives a Dispute Notice to Grantee, the Parties shall endeavor to agree upon the cash value of the Non-Cash Consideration. If the Parties cannot reach agreement on the cash value of the Non-Cash Consideration during the Acceptance Period, Grantor and Grantee shall submit their disagreement to a firm or individual that is acceptable to Grantor and Grantee and qualified to resolve such dispute (the "Appraiser") and direct the Appraiser to determine the cash value of the Non-Cash Consideration, considering all information that the Appraiser deems appropriate. The determination of the Appraiser shall be in writing and shall be conclusive and binding on the Parties. All fees and expenses of the Appraiser shall be borne equally by Grantee and the Grantor.

vi. Grantor's Right of First Offer in this Section 7 shall be in addition to, shall not diminish and shall be subject to Grantor's rights to purchase a portion of the Royalty on the terms and conditions set forth herein.

8. General Provisions.

a. Definitions. In addition to the terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the following meanings set forth in this Section 8(a):

"Affiliate" of a Party means an entity or person that Controls, is Controlled by, or is under common Control with the Party.

"Business Day" means any calendar day other than a Saturday or Sunday or any statutory holiday or civic holiday in the United States.

"Control", when used as a verb, means, when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or otherwise; and, when used with respect to a person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and "Control", when used as a noun, means an interest which gives the holder the ability to exercise any of the foregoing powers.

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"Effective Date" is defined in the introductory paragraph of this Agreement.

"Party" or "Parties" means Grantor and Grantee, singularly and collectively as applicable, along with their respective successors and assigns.

"Person" means a natural person, corporation, joint venture, partnership, limited liability partnership, limited partnership, limited liability limited partnership, limited liability company, trust, estate, business trust, association, governmental authority or other entity.

"Transfer" means, with respect to any rights under this Agreement, any sale, assignment, transfer, conveyance, gift, exchange or other disposition of a direct or indirect interest in any such interests or rights, whether the disposition is voluntary, involuntary or by merger, exchange, consolidation, bankruptcy or other operation of law, including but not limited to the following: (a) in the case of a interests or rights owned directly or indirectly by a natural person, a transfer upon the death of that natural person, whether by will, intestate succession or otherwise;

(b) in the case of interests or rights owned by a person that is not a natural person, a distribution of such direct or indirect rights or interest, including in connection with the dissolution, liquidation, winding up or termination of that person (other than a liquidation under a deemed termination solely for tax purposes); (c) a transfer by an Affiliate of a Party of a direct or indirect interest in such Party; and (d) a disposition in connection with, or in lieu of, a foreclosure of an encumbrance on the rights in this Agreement or the Property.

b. Inurement. All covenants, conditions, indemnities, limitations, and provisions contained in this Agreement apply to, and are binding upon the Parties to this Agreement, their heirs, representatives, successors, and permitted assigns.

c. Implied Covenants. The only implied covenants in this Agreement are those of good faith and fair dealing.

d. Waiver. The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

e. Modification. No modification, variation, or amendment of this Agreement shall be effective unless it is in writing and signed by all Parties to this Agreement.

f. Force Majeure. If a Party is prevented from completing any obligation under this Agreement, other than an obligation that may be satisfied by the payment of money, by a force majeure (the "Affected Obligation"), the Affected Obligation shall be suspended and that Party shall not be deemed in default or liable for damages or other remedies as a result thereof for so long as that Party is prevented from complying with the Affected Obligation by the force majeure. For purposes of this Agreement, "force majeure" shall mean any matter (whether foreseeable or unforeseeable) beyond a Party's reasonable control, including but not limited to: acts of God, unusually inclement weather, acts of war, pandemic, insurrection, riots or terrorism, strikes, lock-outs or other labor disputes; inability to obtain necessary materials or obtain permits, approvals or consents within a reasonable time; damage to, destruction of, or unavoidable shut-down of necessary facilities or equipment; provided, that that Party shall promptly notify the other Party in writing of the existence of any event of force majeure, and shall exercise diligence and reasonable efforts to remove or overcome the cause of such inability to undertake the Affected Obligation, and shall recommence performance thereof as soon as reasonably possible. The affected Party shall thereafter have an additional period of time equal to the duration of the force majeure to complete the Affected Obligation.

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g. Attorneys' Fees. In any litigation between the Parties to this Agreement, or persons claiming under them resulting from, arising out of, or in connection with this Agreement, or the construction or enforcement thereof, the substantially prevailing Party shall be entitled to recover from the defaulting Party, all reasonable costs, expenses, attorneys' fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final judgment entered therein. If a Party substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys' fees in such manner as it deems equitable.

h. Construction. The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement. The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

i. Currency. All dollar amounts expressed herein refer to lawful currency of the United States of America.

j. Rule Against Perpetuities. The Parties do not intend that there be any violation of the rule against perpetuities, the rule against unreasonable restraints or the alienation of property, or any similar rule. Accordingly, if any right or option to acquire any interest in any real property exists under this Agreement, such right or option must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, such violation should inadvertently occur, the Parties hereby agree that a court shall reform that provision in such a way as to approximate most closely the intent of the Parties within the limits permissible under such rules.

k. Governing Law. This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of ________, without regard to that State's conflicts of laws provisions. Each of the Parties hereto hereby irrevocably attorn to the non- exclusive jurisdiction of the state courts of ________ with respect to any matters arising out of this Agreement.

l. Dispute Resolution. Any disputes with respect to this Agreement shall first be submitted to representatives of each Party via written notice to the non-disputing Party. Each Party's representative shall have relevant knowledge of the subject matter of the dispute and authority to settle such dispute. The designated representatives shall meet as often as they reasonably deem necessary to discuss the dispute and negotiate in good faith in an effort to resolve the dispute without the necessity of any formal proceeding. The Parties agree to use their commercially reasonable efforts to resolve disputes as expeditiously as possible. In the event that dispute resolution discussions pursuant to this Section 8(l) do not produce a resolution within [60] days of their commencement either Party may commence arbitration proceedings ("Arbitration Proceedings"). All Arbitration Proceedings shall be administered by JAMS and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

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m. Representations and Warranties. Each Party represents and warrants to the other Party that: it is a company duly formed, organized and existing; it has all necessary company power and authority to enter into and perform its obligations under this Agreement; neither the execution nor delivery of this Agreement nor the performance by it of its obligations hereunder will conflict with or result in a breach of any terms, conditions or provisions of its organizational documents or bylaws, any law, rule or regulation having the force of law, any contract to which it is a party, or any writ, judgement, injunction, determination or award that is binding on it; the execution and delivery of this Agreement and the performance by it of its obligations hereunder have been duly authorized by all necessary company action; and this Agreement has been duly executed and delivered by it and constitutes a valid and legally binding obligation that is enforceable against it.

n. No Joint Venture, Mining Partnership, Commercial Partnership. This Agreement shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between the Parties.

o. Time. Time is of the essence of each provision of this Agreement.

p. Tons. Unless specified otherwise, all statements of or references to tons in this Agreement are to short tons.

q. Notice. All notices shall be in writing to the applicable address set forth below and shall be given (i) by personal delivery or recognized international overnight courier, (ii) by electronic communication, or (iii) by registered or certified mail return receipt requested. All notices will be effective and will be deemed delivered (a) if by personal delivery or by overnight courier, on the date of delivery if delivered before 5:00 p.m. local destination time on a Business Day, otherwise on the next Business Day after delivery, (b) if by electronic communication on the Business Day after receipt of the electronic communication, and (c) if solely by mail, on the Business Day after actual receipt:

If to Grantee:	Osisko Utah LLC
___________________
___________________

With a copy to, which copy shall not constitute notice:

If to Grantor:	Tintic Consolidated Metals LLC
457 N. Main St.
Spanish Fork, UT 84660

With a copy to:

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r. Further Assurances. Each of the Parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

s. Entire Agreement. This Agreement, including the Exhibits attached hereto, sets forth the entire agreement of the Parties with respect to the transactions contemplated herein and supersedes any other agreement, representation, warranty, or undertaking, written or oral.

t. Memorandum. A memorandum of this Agreement in the form attached as Exhibit E shall be recorded in the records of _____________ County, __________, promptly after execution of this Agreement. This Agreement shall not be recorded.

u. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have duly executed this Net Smelter Returns Royalty Agreement effective as of the Effective Date.

GRANTOR: TINTIC CONSOLIDATED METALS LLC, a Delaware limited liability company

By:

Its:

GRANTEE: OSISKO UTAH LLC, a Delaware limited liability company

By:

Its:

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EXHIBIT A

TO

NET SMELTER RETURNS ROYALTY AGREEMENT

[Insert Legal Description of Tintic Assets to be Subject to the Royalty]